As filed with the Securities and Exchange Commission on June 12, 2001
                                                      Registration No. 333-61702

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           Amendment No. 1 to Form S-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                          Sun Community Bancorp Limited
             (Exact name of registrant as specified in its charter)


              ARIZONA                       6711                 86-0878747
  (State or Other Jurisdiction       (Primary Standard        (I.R.S. Employer
of Incorporation or Organization)        Industrial          Identification No.)
                                       Classification
                                        Code Number)

                       2777 East Camelback Road, Suite 375
                             Phoenix, Arizona 85016
                                 (602) 955-6100
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


                              Cristin Reid English
                       2777 East Camelback Road, Suite 375
                             Phoenix, Arizona 85016
                                 (602) 955-6100
          (Name and address, including zip code, and telephone number, including area code, of agent for service)


                                    Copy to:

                            Terry Morris Roman, Esq.
                             Snell & Wilmer, L.L.P.
                               One Arizona Center
                           Phoenix, Arizona 85004-001
                                 (602) 382-6000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

================================================================================

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
   Title Of Each                                   Proposed Maximum        Proposed Maximum
 Class Of Securities            Amount To Be        Offering Price        Aggregate Offering          Amount Of
  Being Registered             Registered (1)        Per Share (2)             Price (2)           Registration Fee
-------------------------------------------------------------------------------------------------------------------
Common stock (no par value)        284,531              $9.3520                $2,660,934              $665.00
===================================================================================================================


(1) Based on 135,449 shares of common stock, $5.00 par value, of Camelback Community Bank, which is the maximum number of shares of Camelback common stock (excluding shares held by Sun) that may be outstanding immediately prior to the consummation of the exchange transaction, assuming exercise of all outstanding options to purchase shares of Camelback common stock. Based also on an assumed exchange ratio of 2.1000 shares of Sun common stock for each share of Camelback common stock.


(2) Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based on $9.3520 per share of Sun common stock (the amount ascribed to transaction value based on information as of March 31, 2001 and an exchange ratio of 2.1000 Sun shares for each Camelback share not owned by Sun), and the maximum number of shares of Sun common stock that may be issued in the consummation of the exchange transaction contemplated.

                                [CAMELBACK LOGO]

                                   ----------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           To Be Held On June 29, 2001

To the Shareholders of Camelback Community Bank:

     The annual meeting of the shareholders of Camelback Community Bank will be held at Camelback Community Bank at 2777 E. Camelback Road, Suite 100, Phoenix, Arizona 85016 on June 29, 2001, at 9:00 a.m., local time, for the following purposes:

     1. To consider and vote on a proposal to adopt and approve a Plan of Share Exchange, dated as of June 30, 2001, between Sun Community Bancorp Limited and Camelback Community Bank under which all shareholders of Camelback (other than Sun) will exchange their stock in Camelback for stock in Sun, according to an exchange ratio, as described in the attached proxy statement/prospectus. A copy of the Plan of Share Exchange is attached to the proxy statement/prospectus as Annex A. Under the Arizona Business Corporation Act, shareholders of Camelback will have the right to assert dissenters' rights in connection with the proposed Plan of Share Exchange. See "Dissenters' Rights" in the proxy statement/prospectus accompanying this notice.

     2. Election of Directors.

     3. To act on any other matters that may properly be brought before the shareholders' meeting or any adjournment or postponement.

     Only shareholders of record at the close of business on May 31, 2001 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement.

     You are cordially invited to attend the meeting of Camelback's shareholders. Whether or not you plan to attend, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope.

     If you attend the shareholders' meeting, you may vote your shares in person even if you have previously submitted a proxy.

By Order of the Board of Directors,

/s/ Barbara J. Ralston
President

                      [This Page Intentionally Left Blank]

                           PROXY STATEMENT/PROSPECTUS
                         PROPOSED PLAN OF SHARE EXCHANGE

     The Board of Directors of Camelback Community Bank has approved a Plan of Share Exchange that contemplates the exchange of the shares of Camelback common stock held by all shareholders other than Sun Community Bancorp Limited. Sun currently holds 54.9% of Camelback's common stock. As a result of the exchange, Camelback will become a wholly-owned subsidiary of Sun.


     If the exchange is approved, each share of Camelback common stock will be converted into the right to receive Sun common stock according to an exchange ratio. The exchange ratio is calculated by dividing one and one-half times the adjusted pro forma net book value per share of Camelback common stock as of June 30, 2001, by the book value of Sun's common stock for the period ending on June 30, 2001. If the exchange ratio was calculated based on the information currently available, each shareholder of Camelback would receive in the exchange
2.1000 shares of Sun common stock for each share of Camelback common stock. This is based on an assumed book value of Sun's common stock of $9.3520 per share. The actual exchange ratio will be based on information as of June 30, 2001, and will be different.


     Sun estimates that Sun will issue approximately 284,531 shares of Sun common stock to Camelback shareholders in the exchange. Those shares will represent less than 5% of the outstanding Sun common stock after the exchange. Sun's common stock trades on the Nasdaq National Market System under the symbol "SCBL."

     Camelback's Board of Directors has scheduled the annual meeting of Camelback shareholders to vote on the Plan of Share Exchange. The attached proxy statement/prospectus includes detailed information about the time, date and place of the shareholders' meeting.

     This document gives you detailed information about the meeting and the proposed exchange. You are encouraged to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE OF YOUR CAMELBACK COMMON STOCK FOR SUN'S COMMON STOCK.

--------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------


     This proxy statement/prospectus is dated June 12, 2001, and is first being mailed to shareholders of Camelback on or about June 12, 2001.

                      [This Page Intentionally Left Blank]

TABLE OF CONTENTS

SUMMARY.....................................................................  10
  Reasons for the Exchange. ................................................  10
  The Annual Shareholders' Meeting..........................................  10
  Recommendation to Shareholders............................................  10
  Votes Required............................................................  11
  Record Date; Voting Power.................................................  11
  What Shareholders will Receive in the Exchange............................  11
  Accounting Treatment......................................................  11
  Tax Consequences of the Exchange to Camelback Shareholders................  12
  Dissenters' Rights........................................................  12
  Opinion of Financial Advisor..............................................  12
  The Plan of Share Exchange................................................  12
  Termination of the Exchange...............................................  12
  Your Rights as a Shareholder Will Change..................................  12

SELECTED CONSOLIDATED FINANCIAL DATA........................................  13

RISK FACTORS................................................................  15

RECENT DEVELOPMENTS.........................................................  19

CAPITALIZATION..............................................................  20

DIVIDENDS AND MARKET FOR COMMON STOCK.......................................  21

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...................  22

INFORMATION ABOUT SUN.......................................................  23

INFORMATION ABOUT CAMELBACK.................................................  23

THE ELECTION OF DIRECTORS...................................................  25

THE EXCHANGE................................................................  26
  General...................................................................  26
  Background of the Exchange................................................  26
  Camelback's Reasons for the Exchange......................................  27
  Sun's Reasons for the Exchange............................................  27
  Terms of Exchange.........................................................  27
  Camelback Board Recommendation............................................  28
  Accounting Treatment......................................................  28
  Pro Forma Data............................................................  28
  Material Federal Income Tax Consequences..................................  28
  Regulatory Matters........................................................  30
  Dissenters' Rights........................................................  30
  Federal Securities Laws Consequences; Stock Transfer Restrictions.........  31

OPINION OF FINANCIAL ADVISOR................................................  32

THE CLOSING.................................................................  34
  Effective Time............................................................  34
  Shares Held by Sun........................................................  34
  Procedures for Surrender of Certificates; Fractional Shares...............  34
  Fees and Expenses.........................................................  35
  Nasdaq Stock Market Listing...............................................  35
  Amendment and Termination.................................................  35

THE SHAREHOLDERS' MEETING...................................................  36
  Date, Time and Place......................................................  36
  Matters to be Considered at the Shareholders' Meeting.....................  36
  Record Date; Stock Entitled to Vote; Quorum...............................  36
  Votes Required............................................................  36
  Share Ownership of Management.............................................  36
  Voting of Proxies.........................................................  37
  General Information.......................................................  37
  Solicitation of Proxies; Expenses.........................................  37

COMPARISON OF SHAREHOLDER RIGHTS............................................  38

DESCRIPTION OF CAPITAL STOCK OF SUN.........................................  39
  Rights of Common Stock....................................................  39
  Shares Available for Issuance.............................................  39
  Anti-Takeover Provisions..................................................  40

WHERE YOU CAN FIND MORE INFORMATION.........................................  41

LEGAL MATTERS...............................................................  42

EXPERTS.....................................................................  42

LIST OF ANNEXES

  ANNEX A   Plan of Share Exchange.......................................... A-1
  ANNEX B   Opinion of Financial Advisor.................................... B-1
  ANNEX C   Tax Opinion of Snell & Wilmer, L.L.P............................ C-1
  ANNEX D   Financial Information Regarding Camelback Community Bank........ D-1
  ANNEX E   Financial and Other Information Regarding Sun Community
              Bancorp Limited............................................... E-1
  ANNEX F   Excerpts of Arizona Revised Statutes Regarding
              Dissenters' Rights............................................ F-1

                                   ANSWERS TO
                           FREQUENTLY ASKED QUESTIONS

Q:   Why am I receiving these materials?

A: Camelback's Board of Directors has approved the exchange of the 45.1% of Camelback's common stock not owned by Sun for shares of common stock of Sun. The exchange requires the approval of Camelback's shareholders. Camelback is sending you these materials to help you decide whether to approve the exchange. These materials also include information regarding Camelback's election of directors.

Q:   What will I receive in the exchange?


A: You will receive shares of Sun common stock, which are publicly traded on the National Market System of the Nasdaq Stock Market, Inc. under the symbol "SCBL." If the exchange is approved, an exchange ratio will be calculated by dividing one and one-half times the adjusted pro forma net book value per share of Camelback common stock as of June 30, 2001, by the book value of Sun's common stock for the period ending on June 30, 2001. If the exchange ratio were calculated based on currently available information, you would receive 2.1000 shares of Sun common stock for each share of Camelback common stock you own, based on an assumed book value Sun common stock of $9.3520 per share. The actual exchange ratio will be different because it will be based on information as of June 30, 2001. Fractional shares will be settled in cash.


Q:   What do I need to do now?

A: After you have carefully read this document, indicate on the enclosed proxy card how you want to vote. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible. You should indicate your vote now even if you expect to attend the shareholders' meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy right up to the day of the shareholders' meeting and will ensure that your shares are voted if you later find you cannot attend the shareholders' meeting.

Q:   What do I do if I want to change my vote?

A:   You may change your vote:

     * by sending a written notice to the President of Camelback prior to the shareholders' meeting stating that you would like to revoke your proxy;


     * by signing a later-dated proxy card and returning it by mail prior to the shareholders' meeting, no later than June 25, 2001; or


     *    by attending the shareholders' meeting and voting in person.

Q:   What vote is required to approve the exchange?

A: In order to complete the exchange, holders of a majority of the shares of Camelback common stock (other than Sun) must approve the Plan of Share Exchange. If you do not vote your Camelback shares, the effect will be a vote against the Plan of Share Exchange.

Q:   Should I send in my stock certificates at this time?

A: No. After the exchange is approved, Sun or Sun's stock transfer agent will send Camelback shareholders written instructions for exchanging their stock certificates.

Q:   When do you expect to complete the exchange?

A: As quickly as possible after June 30, 2001. Approval by Camelback's shareholders at the shareholders' meeting must be obtained first. It is anticipated the exchange will be completed by August 31, 2001.

Q:   Where can I find more information about Sun?

A: This document incorporates important business and financial information about Sun from documents filed with the SEC that have been delivered with this document. Certain exhibits are not included in those documents; however, Sun will provide you with copies of those exhibits, without charge, upon written or oral request to:

          Sun Community Bancorp Limited
          2777 East Camelback Road, Suite 375
          Phoenix, Arizona 85016
          Attention:  General Counsel
          Telephone Number:  (602) 955-6100

     IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SHAREHOLDERS' MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN JUNE 25, 2001.

     For more information on the matters incorporated by reference in this document, see "Where You Can Find More Information".

                         WHO CAN ANSWER YOUR QUESTIONS?

              If you have additional questions, you should contact:


                            Camelback Community Bank
                       2777 East Camelback Road, Suite 100
                             Phoenix, Arizona 85016
                                 (602) 224-5800
                          Attention: Barbara J. Ralston
                                    President

                                       or

                          Sun Community Bancorp Limited
                       2777 East Camelback Road, Suite 375
                             Phoenix, Arizona 85016
                                 (602) 955-6100
                         Attention: Cristin Reid English
                                 General Counsel


                   If you would like additional copies of this
                 proxy statement/prospectus you should contact:
      Sun Community Bancorp Limited at the above address and phone number.

                                     SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROXY
STATEMENT/PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. TO UNDERSTAND THE PROPOSED EXCHANGE FULLY AND THE CONSEQUENCES TO YOU, YOU SHOULD READ CAREFULLY THE ENTIRE PROXY STATEMENT/PROSPECTUS AND THE DOCUMENTS REFERRED TO IN THIS DOCUMENT. SEE "WHERE YOU CAN FIND MORE INFORMATION".

     Sun Community Bancorp Limited is a bank holding company with headquarters located at 2777 East Camelback Road, Suite 375, Phoenix, Arizona 85016. Sun's telephone number is (602) 955-6100. Sun is an approximately 50% owned subsidiary of Capitol Bancorp Limited, a bank holding company headquartered in Lansing, Michigan.

     Sun is a uniquely structured affiliation of community banks. It currently has 14 wholly or majority-owned bank subsidiaries, including Camelback Community Bank. Each bank is viewed by management as being a separate business from the perspective of monitoring performance and allocation of financial resources. Sun uses a unique strategy of bank ownership and development through a tiered structure.

     Sun's operating strategy is to provide transactional, processing and administrative support and mentoring to aid in the effective growth and development of its banks. It provides access to support services and management with significant experience in community banking. These administrative and operational support services do not require a direct interface with the bank customer and therefore can be consolidated more efficiently without affecting the bank customer relationship. Subsidiary banks have full decision-making authority in structuring and approving loans and in the delivery and pricing of other banking services.

     Camelback Community Bank is a commercial bank with its headquarters at 2777
E. Camelback Road, Suite 100, Phoenix, Arizona 85016. Camelback's telephone number is (602) 224-5800.

     Camelback is now and has been, since it commenced business, a 54.9% owned subsidiary of Sun. Camelback commenced the business of banking on May 20, 1998. Camelback offers a full range of commercial banking services.

REASONS FOR THE EXCHANGE (PAGE 27)

     It is believed that the exchange will provide you with greater liquidity and flexibility because Sun's common stock is publicly traded. The exchange will also provide you with greater diversification, since Sun is active in more than one geographic area and across a broader customer base.

THE ANNUAL SHAREHOLDERS' MEETING (PAGE 36)

     The meeting of Camelback shareholders will be held on June 29, 2001 at 9:00 a.m., local time, at Camelback Community Bank at 2777 E. Camelback Road, Suite 100, Phoenix, Arizona 85016. At the shareholders' meeting, you will elect Camelback's Board of Directors and be asked to approve the Plan of Share Exchange.

RECOMMENDATION TO SHAREHOLDERS (PAGE 28)

     The Camelback board believes that the exchange is fair to you and in the best interests of both you and Camelback and recommends that you vote FOR approval of the share exchange.

VOTES REQUIRED (PAGE 36)

     Approval of the Plan of Share Exchange requires the favorable vote of a majority of the outstanding shares of Camelback common stock excluding the shares held by Sun. This is more than the vote required by law, but Camelback's board has set the vote requirement to be sure the exchange is what you, the shareholders of Camelback, want. Sun holds 54.9% of the outstanding shares of Camelback common stock. Camelback's Board of Directors holds 12.62% of the outstanding shares of Camelback common stock, or 27.95% of all shares not held by Sun. The majority of the Board of Directors have agreed to vote their shares FOR approval of the Plan of Share Exchange.

RECORD DATE; VOTING POWER (PAGE 36)

     Camelback shareholders may vote at the shareholders' meeting if they owned shares of common stock at the close of business on May 31, 2001. At the close of business on May 15, 2001, 135,449 shares of Camelback common stock were outstanding (excluding shares held by Sun). For each share of Camelback common stock that you owned as of the close of business on that date, you will have one vote in the vote of common shareholders at the shareholders' meeting on the proposal to approve the Plan of Share Exchange.

WHAT SHAREHOLDERS WILL RECEIVE IN THE EXCHANGE (PAGE 27)

     In the exchange, each outstanding share of Camelback common stock will be automatically converted into the right to receive Sun common stock, according to an "exchange ratio". If the exchange ratio was calculated based on the information currently available, each shareholder of Camelback would receive in the exchange 2.1000 shares of Sun common stock for each share of Camelback common stock. This assumes a book value for Sun common stock of $9.3520 per share. The actual exchange ratio will be based on information as of June 30, 2001, and will be different. The exchange ratio will be determined by dividing the Camelback Share Value by the Sun Share Value, where:

          CAMELBACK SHARE VALUE. The share value of each share of Camelback common stock shall be determined by multiplying 1.5 times the adjusted pro forma fully diluted net book value per share of Camelback common stock as of the close of business on June 30, 2001. The adjusted pro forma net book value per share of Camelback common stock as of the close of business on June 30, 2001 shall be calculated by (1) stockholders' equity as reflected in Camelback's internally prepared financial statements as of June 30, 2001 plus a pro forma adjustment for the previously-recorded cumulative effect of accounting change for start-up costs; (2) subtracting from that sum the principal amounts of Sun's capital contributions to Camelback during the period from May 20, 1998 to June 30, 2001 (aggregating $405,000 through March 31,
          2001) for which Sun did not receive shares of Camelback's common stock and also subtracting an interest factor to impute to Sun an appropriate return on its capital contributions equivalent to Sun's forgone interest rate through June 30, 2001; and (3) dividing Camelback's pro forma stockholders' equity by the number of shares of Camelback's common stock outstanding as of the close of business on June 30, 2001.

          SUN SHARE VALUE. The share value of each share of Sun common stock will be the book value of Sun's common stock as of June 30, 2001.

     Each Camelback shareholder (except Sun) will receive shares of Sun common stock in exchange for his, her or their Camelback common stock calculated by multiplying the number of shares of Camelback common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

ACCOUNTING TREATMENT (PAGE 28)

     Sun's acquisition of the minority interest of Camelback will be accounted for under the purchase method of accounting. After the exchange, 100% of Camelback's results from operations will be included in Sun's income statement, as opposed to 54.9% as is currently reported, as well as amortization of goodwill resulting from the exchange.

TAX CONSEQUENCES OF THE EXCHANGE TO CAMELBACK SHAREHOLDERS (PAGE 28)

     Sun's tax counsel has rendered its opinion that the exchange should be treated as a reorganization for United States federal income tax purposes. Accordingly, Camelback shareholders generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their Camelback shares for shares of Sun's common stock in the exchange, except for any gain or loss recognized in connection with the receipt of cash instead of a fractional share of Sun's common stock. Tax counsel's opinion is attached as Annex C to this proxy statement/prospectus. Tax Counsel's opinion is subject to certain assumptions which may limit its application in particular instances.

     Tax matters are very complicated, and the tax consequences of the exchange to each Camelback shareholder will depend on the facts of that shareholder's situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the exchange to you.

DISSENTERS' RIGHTS (PAGE 30)

     Arizona law entitles shareholders to dissent from and obtain fair value for their shares in the event of the consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholders are entitled to vote on the plan. Since the shareholders are entitled to vote on the plan, there are dissenters' rights.

OPINION OF FINANCIAL ADVISOR (PAGE 32)

     Camelback retained JMP Financial, Inc. as its financial advisor and agent in connection with the exchange to render a financial fairness opinion to the Camelback shareholders.

     In deciding to approve the exchange, the Camelback board considered this opinion, which stated that as of its date and subject to the considerations described in it, the consideration to be received in the exchange by holders of Camelback common stock is fair from a financial point of view. The opinion is attached as Annex B to this proxy statement/prospectus.

THE PLAN OF SHARE EXCHANGE (PAGE 26)

     The Plan of Share Exchange is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Plan of Share Exchange because it is the legal document that governs the exchange.

TERMINATION OF THE EXCHANGE

     Camelback and Sun can jointly agree to terminate the plan of exchange at any time without completing the exchange.

     Camelback can terminate the exchange if a majority of Camelback's shareholders (other than Sun) fail to approve the exchange at the shareholders' meeting; or a governmental authority prohibits the exchange.

YOUR RIGHTS AS A SHAREHOLDER WILL CHANGE

     Your rights as a Camelback shareholder are determined by Arizona's banking law and by Camelback's articles of incorporation and by-laws. When the exchange is completed, your rights as a Sun stockholder will be determined by Arizona law relating to business corporations (not the banking law) and by Sun's articles of incorporation and by-laws. See "Comparison of Shareholders Rights".

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated financial data below summarizes historical consolidated financial information for the periods indicated and should be read in conjunction with the financial statements and other information included in Sun's Annual Report on Form 10-K for the year ended December 31, 2000, which is attached as part of Annex E to this proxy statement/prospectus. The unaudited consolidated financial data below for the interim periods indicated has been derived from, and should be read in conjunction with, Sun's Quarterly Report on Form 10-Q for the period ended March 31, 2001, which is attached as part of Annex E in this proxy statement/prospectus. See "Where You Can Find More Information". Interim results for the three months ended March 31, 2001 are not necessarily indicative of results which may be expected in future periods, including the year ending December 31, 2001. BECAUSE OF THE NUMBER OF BANKS ADDED THROUGHOUT THE PERIOD OF SUN'S EXISTENCE, AND BECAUSE OF THE DIFFERING OWNERSHIP PERCENTAGE OF BANKS INCLUDED IN THE CONSOLIDATED AMOUNTS, HISTORICAL OPERATING RESULTS ARE OF LIMITED RELEVANCE IN EVALUATING HISTORICAL PERFORMANCE AND PREDICTING SUN'S FUTURE OPERATING RESULTS.

     Sun's audited consolidated financial statements as of and for the years ended December 31, 2000 and 1999 and related statements of operations for the years ended December 31, 2000, 1999 and 1998 are attached as part of Annex E in this proxy statement/prospectus. The selected data provided below as of and for the three months ended March 31, 2001 and 2000 have been derived from Sun's unaudited consolidated financial statements which are attached as part of Annex E in this proxy statement/prospectus. Results of operations data and selected balance sheet data as of and for the years ended December 31, 1997 and 1996 were derived from audited consolidated financial statements which are not presented in this proxy statement/prospectus.

     Under current accounting rules, entities which are more than 50% owned by another are consolidated or combined for financial reporting purposes. This means that all of the banks' assets (including Camelback's) are included in Sun's consolidated balance sheet, regardless of whether Sun owns 51% or 100%. Sun's net income, however, will only include its subsidiaries' (including Camelback) net income or net loss to the extent of its ownership percentage. This means that when a newly formed bank incurs early start-up losses, Sun will only reflect that loss based on its ownership percentage. Conversely, when banks generate income, Sun will only reflect that income based on its ownership percentage.

                                                                  SUN COMMUNITY BANCORP LIMITED
                                          -----------------------------------------------------------------------------
                                            AS OF AND FOR THE
                                           THREE MONTHS ENDED
                                                 MARCH 31                         AS OF AND FOR THE
                                               (UNAUDITED)                     YEARS ENDED DECEMBER 31
                                          --------------------   ------------------------------------------------------
                                            2001        2000       2000       1999        1998       1997        1996
                                          --------    --------   --------   --------    --------   --------    --------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED RESULTS OF OPERATIONS DATA:
  Interest income                         $ 13,845    $  7,243   $ 40,005   $ 17,920    $  7,344   $  2,871    $    354
  Interest expense                           5,483       2,246     14,417      5,368       2,280        914         123
  Net interest income                        8,362       4,997     25,588     12,552       5,064      1,957         231
  Provision for loan losses                    881         632      3,926      1,753         379        268          49
  Net interest income after provision
    for loan losses                          7,481       4,365     21,662     10,799       4,685      1,689         182
  Noninterest income                           310         243      1,011        759         334        125          10
  Noninterest expense                        7,540       4,627     21,841     14,503       5,330      2,037         440
  Income (loss)before cumulative effect
    of change in accounting principle          316         116        807     (1,207)         57        (72)       (164)
  Cumulative effect of change in
    accounting principle (1)                                                    (386)
  Net income (loss)                            316         116        807     (1,593)         57        (72)       (164)

                                               AS OF AND FOR THE
                                              THREE MONTHS ENDED
                                                   MARCH 31                                AS OF AND FOR THE
                                                 (UNAUDITED)                            YEARS ENDED DECEMBER 31
                                           ----------------------    ------------------------------------------------------------
                                             2001         2000         2000         1999          1998         1997        1996
                                           ---------    ---------    ---------    ---------     ---------    --------    --------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA:
  Net income (loss) per common share:
    Before cumulative effect of
      change in accounting principle(1):
        Basic                              $    0.06    $    0.02    $    0.14    $   (0.26)    $    0.02    $  (0.05)   $  (0.14)
        Diluted                                 0.06         0.02         0.14        (0.26)         0.02       (0.05)      (0.14)
    After cumulative effect of
      change in accounting principle(1):
        Basic                                   0.06         0.02         0.14        (0.34)         0.02       (0.05)      (0.14)
        Diluted                                 0.06         0.02         0.14        (0.34)         0.02       (0.05)      (0.14)
  Cash dividends paid                             --           --           --           --            --          --          --
  Book value                                    9.35         9.10         9.07         9.09          6.92        5.10        4.51

SELECTED BALANCE SHEET DATA:
  Total assets                             $ 612,146    $ 351,922    $ 526,833    $ 300,390     $ 135,578    $ 55,007    $ 17,276
  Portfolio loans                            480,714      263,872      422,344      206,232        68,080      31,236       4,850
  Deposits                                   519,653      275,471      442,563      225,007        98,782      42,899      12,021
  Debt obligations                                --           --           --           --            --          --          --
  Minority interest in consolidated
    subsidiaries                              29,881       23,687       27,246       21,384         9,411       2,010          --
  Stockholders' equity                        53,037       50,087       52,694       50,003        26,627       9,690       5,189

PERFORMANCE RATIOS: (2)
  Return on average equity                      2.61%        0.93%        1.57%          --          0.34%         --          --
  Return on average assets                      0.22%        0.14%        0.20%          --          0.06%         --          --
  Net interest margin (fully taxable
    equivalent)                                 4.82%        5.34%        4.91%        4.84%         4.51%       4.51%       1.33%
  Efficiency ratio (3)                         86.94%       88.30%       82.11%      108.96%        98.74%      97.83%     182.57%

ASSET QUALITY:
  Non-performing loans (4)                 $   1,876    $     807    $   1,807    $      34            --          --          --
  Allowance for loan losses to
    non-performing loans                      335.66%      371.62%      301.05%          --            --          --          --
  Allowance for loan losses to
    portfolio loans                             1.31%        1.14%        1.29%        1.15%         1.02%       1.01%       1.30%
  Non-performing loans to total
    portfolio loans                             0.39%        0.31%        0.43%        0.02%           --          --          --
  Net loan losses to average
    portfolio loans                               --           --         0.27%          --            --          --          --

CAPITAL RATIOS:
  Average equity to average assets              8.54%       15.58%       12.27%       18.10%        18.35%      20.47%       8.24%
  Tier 1 risk-based capital ratio              15.90%       22.28%       17.74%       25.71%        42.43%      11.91%       9.80%
  Total risk-based capital ratio               17.12%       23.19%       18.96%       26.56%        43.25%      12.88%      10.91%
  Leverage ratio                                8.66%       14.23%       10.00%       16.65%        19.64%       8.16%       7.16%

----------
(1) Accounting change related to new accounting standard which required write-off of previously capitalized start-up costs as of January 1, 1999.
(2)  These ratios are annualized for the periods indicated.
(3) Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(4) Non-performing loans consist of loans on nonaccrual status and loans more than 90 days delinquent.

                                  RISK FACTORS

     THE SHARES OF COMMON STOCK THAT ARE BEING OFFERED ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

     INVESTING IN SUN'S COMMON STOCK WILL PROVIDE YOU WITH AN EQUITY OWNERSHIP INTEREST IN SUN. AS A SUN SHAREHOLDER, YOUR INVESTMENT MAY BE IMPACTED BY RISKS INHERENT IN ITS BUSINESS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DECIDING TO VOTE TO EXCHANGE YOUR CAMELBACK COMMON STOCK FOR SUN'S COMMON STOCK.

     THIS PROXY STATEMENT/PROSPECTUS ALSO CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO SUN'S FUTURE PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "PRO FORMA," "ANTICIPATES," AND SIMILAR EXPRESSIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

NEWLY FORMED BANKS ARE LIKELY TO INCUR SIGNIFICANT OPERATING LOSSES.

     Eleven of Sun's bank subsidiaries are less than three years old and Sun's oldest bank is less than five years old. Newly formed banks are expected to incur operating losses in their early periods of operation because of an inability to generate sufficient net interest income to cover operating costs. Newly formed banks may never become profitable. An accounting rule change effective January 1, 1999 requires immediate write-off, rather than capitalization, of start-up costs and, as a result, future newly formed banks are expected to report larger early period operating losses. Those operating losses can be significant and can occur for longer periods than planned depending upon the ability to control operating expenses and generate net interest income, which could affect the availability of earnings retained to support future growth.

SUN MAY BE UNABLE TO EFFECTIVELY MANAGE ITS GROWTH.

     Sun has rapidly and significantly expanded its operations and anticipates that further expansion will be required to realize its growth strategy. Sun's rapid growth has placed significant demands on its management and other resources which, given its expected future growth rate, are likely to continue. To manage future growth, Sun will need to attract, hire and retain highly skilled and motivated officers and employees and improve existing systems and/or implement new systems for:

     -    transaction processing;

     -    operational and financial management; and

     -    training, integrating and managing Sun's growing employee base.

FAVORABLE ENVIRONMENT FOR FORMATION OF NEW BANKS COULD CHANGE ADVERSELY.

     Sun's growth strategy includes the formation of additional new banks. Thus far, Sun has experienced favorable business conditions for the formation of its small, community and customer-focused banks. Those favorable conditions could change suddenly or over an extended period of time. A change in the availability of financial capital, human resources or general economic conditions could eliminate or severely limit expansion opportunities. To the extent Sun is unable to effectively attract personnel and deploy its capital in new or existing banks, this could adversely affect future asset growth, earnings and the value of Sun's common stock.

SUN'S BANKS ARE SMALL, HAVE LIMITATIONS ON THE SIZE OF LOANS THEY CAN MAKE AND HAVE MINIMAL MARKET SHARE.

     Sun endeavors to capitalize its newly formed banks with the lowest dollar amount permitted by regulatory agencies. As a result, the legal lending limits of Sun's banks severely constrain the size of loans that those banks can make. In addition, many of the banks' competitors have significantly larger capitalization and, hence, an ability to make significantly larger loans.

     Sun's banks are intended to be small in size. They each generally operate from single locations. They are very small relative to the dynamic markets in which they operate. Each of those markets has a variety of large and small competitors that have resources far beyond those of Sun's banks. While it is the intention of Sun's banks to operate as niche players within their geographic markets, their continued existence is dependent upon being able to attract and retain loan customers in those large markets that are dominated by substantially larger regulated and unregulated financial institutions.

SUN IS DEPENDENT UPON THE CONTRIBUTIONS OF ITS KEY MANAGEMENT PERSONNEL.

     Sun's future success depends, in large part, upon the continuing contributions of its key management personnel, including bank presidents and other senior officers. In particular, Sun is dependent upon the continuing services of Joseph D. Reid, Sun's Chairman, President and Chief Executive Officer. The loss of services of one or more key employees at Sun or its subsidiaries could have a material adverse effect on Sun. Sun can provide no assurance that it will be able to retain any of its key officers and employees or attract and retain qualified personnel in the future.

     Joseph D. Reid has an employment agreement which expires on November 20, 2001. The agreement automatically extends for one successive year unless Mr. Reid or Sun gives written notice to the contrary. Certain members of Sun's senior management also have employment agreements with Sun.

IF SUN CANNOT RECRUIT ADDITIONAL HIGHLY QUALIFIED PERSONNEL, SUN'S BUSINESS MAY BE ADVERSELY IMPACTED.

     Sun's strategy is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions is intense. Availability of personnel with appropriate community banking experience varies. If Sun does not succeed in attracting new employees or retaining and motivating current and future employees, Sun's business could suffer significantly.

SUN AND ITS BANKS OPERATE IN AN ENVIRONMENT HIGHLY REGULATED BY STATE AND FEDERAL GOVERNMENT; CHANGES IN FEDERAL AND STATE BANKING LAWS AND REGULATIONS COULD HAVE A NEGATIVE IMPACT ON SUN'S BUSINESS.

     As a bank holding company, Sun is regulated primarily by the Federal Reserve Board. Sun's principal shareholder, Capitol Bancorp Ltd., is also a bank holding company and regulated primarily by the Federal Reserve Board. Sun's current bank affiliates are regulated primarily by the state banking regulators and the FDIC.

     Federal and the various state laws and regulations govern numerous aspects of the banks' operations, including:

     -    adequate capital and financial condition;

     -    permissible types and amounts of extensions of credit and investments;

     -    permissible nonbanking activities; and

     -    restrictions on dividend payments.

     Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Sun and its banks also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Sun may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators' judgments based on information available to them at the time of their examination.

     The banks' operations are required to follow a wide variety of state and federal consumer protection and similar statutes and regulations. Federal and state regulatory restrictions limit the manner in which Sun and its banks may conduct business and obtain financing. Those laws and regulations can and do change significantly from time to time, and any such change could adversely affect Sun.

REGULATORY ACTION COULD SEVERELY LIMIT FUTURE EXPANSION PLANS.

     To carry out some of its expansion plans, Sun is required to obtain permission from the Federal Reserve Board. Applications for the formation of new banks are submitted to the state and federal bank regulatory agencies for their approval.

     While Sun's recent experience with the regulatory application process has been favorable, the future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Sun, its current bank subsidiaries and future new start-up banks.

THE BANKS' ALLOWANCES FOR LOAN LOSSES MAY PROVE INADEQUATE TO ABSORB ACTUAL LOAN LOSSES.

     Sun believes that its consolidated allowance for loan losses is maintained at a level adequate to absorb any inherent losses in the loan portfolios of its banks. Management's estimates are used to determine the allowance that is considered adequate to absorb losses in the loan portfolios of Sun's banks. Management's estimates are based on historical loan loss experience, specific problem loans, value of underlying collateral and other relevant factors. These estimates are subjective and their accuracy depends on the outcome of future events. Actual losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond Sun's control, actual loan losses could increase significantly. As a result, such losses could exceed current allowance estimates. No assurance can be provided that the allowance will be sufficient to cover actual future loan losses should such losses be realized.

     Because most of Sun's banks were formed recently, they do not have seasoned loan portfolios, and it is likely that the ratio of the allowance for loan losses to total loans will need to be increased in future periods as the loan portfolios become more mature. If it becomes necessary to increase the ratio of the allowance for loan losses to total loans, such increases would be accomplished through higher provisions for loan losses, which will adversely impact net income or will increase operating losses.

     In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of the allowance for loan losses. Regulatory agencies may require Sun or its banks to increase their provision for loan losses or to recognize further loan charge-offs based upon judgments different from those of management. Any increase in the allowance required by regulatory agencies could have a negative impact on Sun's operating results.

SUN'S COMMERCIAL LOAN CONCENTRATION INCREASES THE RISK OF DEFAULTS BY BORROWERS.

     Sun's banks make various types of loans, including commercial, consumer, residential mortgage and construction loans. Sun's strategy emphasizes lending to small businesses and other commercial enterprises. Loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower's ability to repay a loan. Substantial credit losses could result, which could cause you to lose your entire investment in the common stock.

CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT SUN'S BUSINESS.

     CHANGES IN NET INTEREST INCOME. Sun's profitability is significantly dependent on net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans, and interest expense on interest-bearing liabilities, such as deposits. Therefore, any change in general market interest rates, whether as a result of changes in monetary policies of the Federal Reserve Board or otherwise, can have a significant effect on net interest income. Sun's assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristic of assets and liabilities. As a result, changes in interest rates can affect net interest income in either a positive or negative way.

     CHANGES IN THE YIELD CURVE. Changes in the difference between short and long-term interest rates, commonly known as the yield curve, may also harm Sun's business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing net interest income.

SUN IS CONTROLLED BY AND A SUBSIDIARY OF CAPITOL BANCORP LIMITED.

     Capitol currently owns a controlling interest in the common stock and has voting control of Sun. Capitol's operating philosophy and investment in Sun could change which could have an adverse impact on Sun.

EXISTING SUBSIDIARIES OF SUN MAY NEED ADDITIONAL FUNDS TO AID IN THEIR GROWTH OR TO MEET OTHER ANTICIPATED NEEDS WHICH COULD REDUCE SUN'S FUNDS AVAILABLE FOR NEW BANK DEVELOPMENT OR OTHER CORPORATE PURPOSES.

     Sun's affiliated banks are generally capitalized at the minimum amount permitted by regulatory agencies. Future growth of existing banks may require additional capital infusions or other investment by Sun to maintain compliance with regulatory capital requirements or to meet growth opportunities. Such capital infusions could reduce funds available for development of new banks, or other corporate purposes.

POSSIBLE VOLATILITY OF STOCK PRICE.

     Sun became a public company in July 1999 and has a limited history of trading activity. The market price of Sun's common stock may fluctuate in response to numerous factors, including variations in the annual or quarterly financial results of Sun, or its competitors; changes by financial research analysts in their estimates of the earnings of Sun or its competitors or the failure of Sun or its competitors to meet such estimates; conditions in the economy in general or the banking industry in particular; or unfavorable publicity affecting Sun, its banks, or the industry. In addition, equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market price for many companies' securities which have been unrelated to the operating performance of those companies. Any fluctuation may adversely affect the prevailing market price of Sun's common stock.

                               RECENT DEVELOPMENTS

     On January 11, 2001, Sun opened its fourteenth bank subsidiary, Sunrise Bank of San Diego located in San Diego, California and majority-owned by Sunrise Capital Corporation which is a majority-owned subsidiary of Sun.

     Additional expansion through the development of new banks in the states of California and Nevada is currently underway by Sun or its subsidiary bank development entities.

     In April 2000, Sun announced plans to purchase up to $3 million of its common stock in open market purchases. The shares repurchased in this manner may be retained as treasury shares, retired, used for implementation of an employee stock ownership plan or for other business purposes. To the extent such share purchases are made, they will have the impact of increasing the percentage ownership of Sun by Capitol Bancorp Ltd., which currently owns a controlling interest in Sun's common stock. The share purchase program will be funded from Sun's existing resources, principally short-term loans and investments. As of March 31, 2001 Sun has repurchased 138,100 of Sun's shares on the open market.

                                 CAPITALIZATION

     The table presented below shows Sun's actual total capitalization as of March 31, 2001, and as adjusted to reflect the exchange of Sun's common stock for Camelback's common stock as described in this proxy statement/prospectus.

                                                       AS OF MARCH 31, 2001
                                                   ----------------------------
                                                                    AS ADJUSTED
                                                                      FOR THE
                                                                     CAMELBACK
                                                      ACTUAL        EXCHANGE(2)
                                                   ------------    ------------
DEBT OBLIGATIONS:
  Notes payable ................................   $         --    $         --

  Other ........................................             --              --
                                                   ------------    ------------
       Total debt obligations ..................             --              --

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES      29,881,239      28,208,444

STOCKHOLDERS' EQUITY(1):
  Common stock, no par value; 10,000,000 shares
    authorized; issued, and outstanding:
      Actual - 5,809,317 shares ................     54,959,627
      As adjusted for the Camelback exchange
        6,093,848 shares .......................                     57,620,561
  Retained-earnings deficit ....................       (649,245)       (649,245)
  Market value adjustment for available-for-sale
    securities (net of tax effect) .............         41,165          41,165
  Less treasury stock (138,100 shares) .........     (1,314,103)     (1,314,103)
                                                   ------------    ------------

       Total stockholders' equity ..............   $ 53,037,444    $ 55,698,378
                                                   ============    ============

TOTAL CAPITALIZATION ...........................   $ 82,918,683    $ 83,906,822
                                                   ============    ============

  Book value per share of common stock .........   $     9.3520    $     9.3520
                                                   ============    ============

CAPITAL RATIOS:
  Stockholders' equity to total assets .........           8.66%           9.08%

  Total capitalization to total assets .........          13.55%          13.68%

----------
(1) Does not include 854,875 shares of common stock issuable upon exercise of stock options. See "Management--Stock Option Program."
(2) Assumes issuance of 284,531 shares of Sun common stock upon completion of Camelback exchange.

                      DIVIDENDS AND MARKET FOR COMMON STOCK

     Sun's common stock is listed on the Nasdaq National Market under the symbol "SCBL." The following table shows the high and low sale prices per share of common stock as reported on the Nasdaq National Market. The table reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The last reported sale price of Sun's common stock was $9.450 on May 23, 2001.

                                                                         Cash
                                                                       Dividends
2000                                           High         Low          Paid
----                                           ----         ---          ----
Quarter ended March 31                       $ 9.750      $ 7.125         --
Quarter ended June 30                         11.125        8.875         --
Quarter ended September 30                    11.000        6.500         --
Quarter ended December 31                      8.250        6.000         --


2001
----
Quarter ended March 31                         8.875        6.250         --
Quarter ended June 30 (through June 8)        11.000        6.650         --


     As of February 15, 2001, there were 1,993 beneficial holders of Sun's common stock based on information supplied by its stock transfer agent and other sources. Sun has never paid a cash dividend on its common stock.

     In April 2000, Sun announced plans to purchase up to $3 million of its common stock in open market purchases during the next several months. The shares repurchased in this manner may be retained as treasury shares, retired, used for implementation of an employee stock ownership plan or for other business purposes. To the extent such share purchases are made, they will have the impact of increasing the percentage ownership of Sun by Capitol Bancorp Ltd., which currently owns a controlling interest in Sun's common stock. The share purchase program will be funded from Sun's existing resources, principally short-term loans and investments. Through March 31, 2001 Sun has repurchased 138,100 of Sun's common stock on the open market.

     There is no market for Camelback's common stock. Any transfers have been made privately and are not reported. Camelback has never paid a dividend on its common stock.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus includes forward-looking statements. Sun has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements may be impacted by risks, uncertainties and assumptions. Examples of some of the risks, uncertainties or assumptions that may impact the forward-looking statements are:

     - the results of management's efforts to implement Sun's business strategy including planned expansion into new markets in California, Nevada and elsewhere;

     - adverse changes in the banks' loan portfolios and the resulting credit risk-related losses and expenses;

     - adverse changes in the economy of the banks' market areas that could increase credit-related losses and expenses;

     - adverse changes in real estate market conditions that could also negatively affect credit risk;

     - the possibility of increased competition for financial services in Sun's markets;

     - fluctuations in interest rates and market prices, which could negatively affect net interest margins, asset valuations and expense expectations; and

     -    other factors described in "Risk Factors".

                              INFORMATION ABOUT SUN

     This proxy statement/prospectus is accompanied by a copy of the following documents as indicated in Annex E:

     -    Report on Form 10-Q for period ended March 31, 2001
     -    Annual Report to Shareholders for year ended December 31, 2000
     -    Annual Report on Form 10-K for year ended December 31, 2000
     - Proxy statement for Sun's Annual Meeting of Shareholders held on May 25, 2001.

                           INFORMATION ABOUT CAMELBACK

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Management's discussion and analysis of financial condition and results of operations for the periods ended March 31, 2001 and December 31, 2000 are included in this proxy statement/prospectus as part of Annex D.

FINANCIAL STATEMENTS.

     Unaudited interim condensed financial statements of Camelback as of March 31, 2001 and for the three months ended March 31, 2001 and 2000 are included in this proxy statement/prospectus as part of Annex D. Audited financial statements of Camelback as of and for the years ended December 31, 2000 and 1999 and period ended December 31, 1998 are included in this proxy statement/prospectus as part of Annex D.

VOTING SECURITIES AND PRINCIPAL HOLDERS.

     The following table shows the share holdings of each director and officer of Camelback and all directors and officers as a group. Where applicable, the table includes shares held by members of their immediate families.

                                                             Camelback shares beneficially owned
                                                   -----------------------------------------------------
                                                                                      Percentage of all
                                                                Percentage of all     Camelback shares
                                                                   Camelback         excluding Camelback
Name of Beneficial owner                            Number           Shares          shares owned by Sun
------------------------                            ------           ------          -------------------
Sun Community Bancorp Limited                      164,551            54.9%                   N/A
                                                   =======           =====                  =====
Camelback's Directors and Officers:
  Shirley A. Agnos                                   1,000            0.33%                  0.74%
  Michael J. Devine                                    300            0.10%                  0.22%
  Cristin Reid English*                                150            0.05%                  0.11%
  Michael L. Kasten                                  4,000            1.33%                  2.95%
  Gregory M. Kruzel                                      0            0.00%                  0.00%
  Tammy A. Linn                                      1,000            0.33%                  0.74%
  John S. Lewis                                      1,800            0.60%                  1.33%
  Susan C. Mulligan                                    500            0.17%                  0.37%
  Earl A. Petznick                                  15,000            5.00%                 11.07%
  William J. Post                                      715            0.24%                  0.53%
  Barbara J. Ralston,                                8,500            2.83%                  6.28%
  Dan A. Robledo                                       300            0.10%                  0.22%
  Jacqueline J. Steiner                                715            0.24%                  0.53%
  Joseph D. Reid                                     3,572            1.19%                  2.64%
  Rob Boosman                                          300            0.10%                  0.22%

       Total of Directors and Officers              37,852           12.62%                 27.95%
                                                   =======           =====                  =====

* Cristin Reid English is currently a director of Camelback, but is not standing for re-election.

     Other than the directors and officers of Camelback, no individual owns greater than 5% of the outstanding shares of Camelback, exclusive of the shares owned by Sun.

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     Because Camelback is already a majority-owned subsidiary of Sun, it is already included in Sun's consolidated financial statements. Consummation of the exchange is not expected to have a material impact on the consolidated financial position or consolidated results of operation of Sun. Accordingly, pro forma consolidated financial information illustrating the exchange and Sun's purchase of the minority interest of Camelback is not required to be presented in this prospectus.

                            THE ELECTION OF DIRECTORS

     Camelback's Certificate of Incorporation and By-Laws provide that the number of Directors, as determined from time to time by the Board of Directors, shall be no less than (5) and no more than (25). The Board of Directors has presently fixed the number of Directors at twelve.

     The Board of Directors has nominated the twelve (12) directors named below for a one-year term. All nominees are willing to be elected and to serve in such capacity for one year and until the election and qualification of their successors. All of the nominees for election to the Board of Directors are currently members of Camelback's Board of Directors.

     The proposed nominees for election as Directors are willing to be elected and serve but in the event that any nominee at the time of election is unable to serve or is otherwise unavailable for election, the Board of Directors may select a substitute nominee, and in that event the persons named in the enclosed proxy intend to vote such proxy for the person selected.

     The affirmative vote of a plurality of the votes cast at the meeting is required for the nominees to be elected.

     The table following sets forth information regarding Camelback's Directors based on the data furnished by them:

NAME, PROFESSIONAL POSITIONS & POSITIONS HELD WITH CAMELBACK
------------------------------------------------------------

Shirley A. Agnos, President, Arizona Town Hall; Director

Michael J. Devine, Attorney at Law; Director

Michael L. Kasten, Managing Partner, Kasten Investments, LLC; Director

Gregory M. Kruzel, Attorney at Law, Braun, Becker, Kruzel, P.C.; Director

John S. Lewis, Vice Chairman, Sun Community Bancorp Limited; Director

Tammy A. Linn, Consultant; Director

Susan C. Mulligan, Certified Public Accountant, Miller Wagner Business Services,
  Inc.; Director

Earl A. Petznick, President and CEO, Northside Hay Co.; Director

William J. Post, CEO, Arizona Public Service Co.; Director

Barbara J. Ralston, President, Camelback Community Bank; Director

Dan A. Robledo, President and CEO, Lawyer's Title of Arizona, Inc.; Director

Jacqueline J. Steiner, Community Volunteer; Director

                                  THE EXCHANGE

GENERAL

     The Camelback Board of Directors is using this proxy statement/prospectus to solicit proxies from the holders of Camelback common stock for use at the annual shareholders' meeting.

     At the annual shareholders' meeting to be held on June 29, 2001, Camelback common shareholders will be asked to approve the exchange. The Plan of Share Exchange provides for Camelback's minority shareholders to exchange the 45.1% of the common stock of Camelback not owned by Sun for Sun common stock. Upon consummation of the exchange, Camelback will become a wholly-owned subsidiary of Sun. In the exchange, Camelback shareholders will receive shares of Sun's common stock.

BACKGROUND OF THE EXCHANGE

     The concept of a potential share exchange transaction with Sun has been discussed informally from time to time from the beginning of Camelback's operations. Sun expressed a willingness to extend an offer of an exchange around the Bank's 36th month of operation. These discussions occurred at various Camelback board meetings during that period. The objectives of the potential exchange would be to enable shareholders of Camelback to achieve liquidity in their investment, a reasonable return on their investment in the form of a `premium', and to accomplish such an exchange on a tax-free basis. Without the exchange, shareholders of Camelback will continue to hold Camelback bank stock which has no market and is illiquid.

     Camelback's board of directors has not solicited or received any other proposals for the potential exchange or sale of Camelback's shares of common stock which are not owned by Sun. If other proposals were under consideration for sale or exchange of Camelback's shares to an entity other than Sun, Sun would be permitted to vote its shares of Camelback. By virtue of Sun's majority ownership of Camelback, it is likely that Sun would not vote its shares of Camelback in favor of any other proposals regarding a share exchange or sale of the minority interest in Camelback with another party. In addition, Sun currently has no intentions of selling its majority interest in Camelback. Hence, the only proposal under consideration is Sun's proposal.

     Sun based its proposal on its prior transactions and those of its parent, Capitol Bancorp Ltd., whereby it has acquired the minority interest in banks it controls. In those prior transactions, Capitol has offered those minority shareholders an opportunity to exchange their bank shares for Capitol common stock at an exchange ratio based on 150% of adjusted book value of the bank's shares on or about the 36th month of the bank's operations. Although Sun is under no contractual obligation to make such an offer to acquire the minority interests in any of its present bank subsidiaries, it has made this proposal to Camelback's board of directors consistent with its informal discussions with Camelback's board during the past three years.

     Consensus between Sun and Camelback's directors who are not employees or officers of Sun was reached in April 2001, to approve the proposed exchange subject only to:

     - obtaining an independent opinion that the proposed share exchange is fair to Camelback's shareholders from a financial point of view; and

     - obtaining approval for the proposed exchange by a majority of Camelback's shares not already owned by Sun.

     In April 2001, the Camelback board approved the Plan of Share Exchange and agreed to call a shareholder meeting for a shareholder vote to approve the Plan of Share Exchange.

CAMELBACK'S REASONS FOR THE EXCHANGE.

     Camelback's reasons for the exchange are that the shareholders of Camelback will be best served by the exchange in order to maximize their shareholder value and to provide them:

     * better protection through diversification geographically and by customer base through Sun's subsidiary banks rather than dependence upon the resources of a single bank.

     * the Camelback shareholders will receive publicly traded shares, providing them liquidity as opposed to the Camelback common stock for which there is no public market. Camelback shareholders who choose to do so may continue to hold the Sun stock they receive in the exchange without being forced to have their investment reduced by the immediate recognition of a capital gains tax.

SUN'S REASONS FOR THE EXCHANGE

     Sun believes that Camelback's profitability will increase. As noted elsewhere in this proxy statement/prospectus, while Camelback's assets are reported as part of Sun's assets for purposes of its consolidated financial statements, Camelback's income is attributed to Sun only in the percentage which Sun owns of Camelback common stock. Sun desires to acquire the remainder of Camelback's common stock so that Sun can include 100% of Camelback's income in Sun's consolidated income statement.

TERMS OF THE EXCHANGE

     Terms of the exchange are set forth in the Plan of Share Exchange. The Plan of Share Exchange is included as Annex A to this proxy statement/prospectus. You should review the Plan of Share Exchange in its entirety.

     The terms of the exchange can be summarized as follows:

          Upon approval of the exchange by a majority of the 45.1% of the shares of Camelback held by shareholders other than Sun, each share of Camelback common stock will be exchanged for shares of Sun common stock according to an exchange ratio. The exchange ratio will be determined by dividing the Camelback share value by the Sun share value. The Camelback share value is one and one-half times the adjusted pro forma fully diluted net book value per share of Camelback common stock as of June 30, 2001. The net book value per share of Camelback common stock as of June 30, 2001 will be calculated by (1) stockholders' equity as reflected in Camelback's internally prepared financial statements as of June 30, 2001, plus a pro forma adjustment for the previously-recorded cumulative effect of accounting change for start-up costs, and(2) subtracting from that sum the principal amounts of Sun's capital contributions to Camelback during the period from May 20, 1998 to June 30, 2001 (aggregating $405,000 through March 31,
          2001) for which Sun did not receive shares of Camelback's common stock and also subtracting an interest factor to impute to Sun an appropriate return on its capital contributions equivalent to Sun's forgone interest rate through June 30, 2001; and (3) dividing Camelback's pro forma stockholders' equity by the number of shares of Camelback's common stock outstanding as of the close of business on June 30, 2001.

     Sun's share value will be the book value of Sun common stock as of June 30, 2001.

     Once the Camelback share value and Sun share value are determined, the exchange ratio will be determined by dividing the Camelback share value by the Sun share value. Each Camelback shareholder (except Sun) will receive shares of Sun common stock in exchange for his, her or their Camelback common stock calculated by multiplying the number of shares in Camelback common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

CAMELBACK BOARD RECOMMENDATION

     THE CAMELBACK BOARD HAS DETERMINED THAT THE EXCHANGE IS FAIR TO AND IN THE BEST INTERESTS OF THE CAMELBACK SHAREHOLDERS, HAS APPROVED THE PLAN OF SHARE EXCHANGE AND RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF SHARE EXCHANGE.

ACCOUNTING TREATMENT

     Sun expects the exchange to be treated as the acquisition of a minority interest using the purchase method of accounting.

PRO FORMA DATA

     In light of the respective total assets and net income of Sun and Camelback and since Camelback has since its inception always been a consolidated subsidiary of Sun, pro forma financial statements are not included in this proxy statement/prospectus. The pro forma effect of the exchange is deemed to be immaterial.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The income tax discussion below represents the opinion of Snell & Wilmer, L.L.P., tax counsel to Sun, on the material federal income tax consequences of the exchange. This discussion is not a comprehensive description of all of the tax consequences that may be relevant to you. For example, counsel did not address tax consequences that arise from rules that apply generally to all taxpayers or to some classes of taxpayers, or tax consequences that are generally assumed to be known by investors. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

     This discussion also is based upon certain representations made by Camelback and Sun. You should read carefully the full text of the tax opinion of Snell & Wilmer, L.L.P. The opinion is included in this proxy statement/prospectus as Annex C. This discussion also assumes that the exchange will be effected pursuant to applicable state law and otherwise completed according to the terms of the Plan of Share Exchange. You should not rely upon this discussion if any of these factual assumptions or representations is, or later becomes, inaccurate.

     This discussion also assumes that shareholders hold their shares of Camelback common stock as a capital asset and does not address the tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws. Shareholders receiving special treatment include:

     *    banks;

     *    tax-exempt organizations;

     *    insurance companies;

     *    dealers in securities or foreign currencies;

     * Camelback shareholders who received their Camelback common stock through the exercise of employee stock options or otherwise as compensation;

     *    Camelback shareholders who are not U.S. persons; and

     * Camelback shareholders who hold Camelback common stock as part of a hedge, straddle or conversion transaction.

     The discussion also does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. No rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the exchange.

     Based on the assumptions and representations above, it is the opinion of Snell & Wilmer, L.L.P., tax counsel to Sun, that:

     *    the exchange will qualify as a reorganization within the meaning of
          Section 368(a)(1)(B) of the Internal Revenue Code;

     * no gain or loss will be recognized by the shareholders of Camelback who exchange their Camelback common stock solely for Sun common stock (except with respect to cash received instead of a fractional share of Sun common stock);

     * the aggregate tax basis of the Sun common stock received by Camelback shareholders who exchange all of their Camelback common stock for Sun common stock in the exchange will be the same as the aggregate tax basis of the Camelback common stock surrendered in exchange (reduced by any amount allocable to a fractional share of Sun common stock for which cash is received);

     * the holding period of the Sun common stock received will include the holding period of shares of Camelback common stock surrendered in exchange; and

     * a holder of Camelback common stock that receives cash instead of a fractional share of Sun common stock will, in general, provided the redemption is not essentially equivalent to a dividend under Section 302(b)(1) of the Internal Revenue Code, recognize capital gain or loss equal to the difference between the cash amount received and the portion of the holder's tax basis in shares of Camelback common stock allocable to the fractional share; this gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder's holding period in the Camelback common stock exchanged for the fractional share of Sun common stock satisfies the long-term holding period requirement.

     The tax opinion of Snell & Wilmer, L.L.P. is not binding upon the Internal Revenue Service or the courts.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE EXCHANGE TO YOU WILL DEPEND ON YOUR PARTICULAR SITUATION. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

REGULATORY MATTERS

     Camelback is subject to regulation by Arizona's State Banking Department and the FDIC. The State Banking Department has been advised by Sun of the proposed share exchange. The FDIC is not required to give permission or otherwise review the exchange prior to consummation.

     As a bank holding company, Sun is subject to regulation by the Federal Reserve Board. Federal Reserve Board rules require Sun to obtain the Federal Reserve Board's permission to acquire at least 51% of a subsidiary bank. The rules of the Federal Reserve Board do not differentiate between ownership of 51% and ownership of 100% of the stock of the subsidiary bank. Of course, Sun received permission to acquire 51% or more ownership of Camelback prior to Camelback commencing the business of banking. Accordingly, Sun will not be required to seek any further approval from the Federal Reserve Board for the exchange.

     It is a condition of the exchange that the shares of Sun stock to be issued pursuant to the Plan of Share Exchange be approved for listing on the Nasdaq Stock Market, Inc., subject to official notice of issuance. An application will be filed to list Sun's shares. Accordingly, the shares of Sun common stock to be issued in exchange for the Camelback common stock will be publicly tradable upon consummation of the exchange. There will be no restriction on the ability of a former Camelback shareholder to sell in the open market the Sun common stock received (unless the Camelback shareholder is also an officer, director or affiliate of either Camelback or Sun, in which case Rule 144 and Rule 145 issued by the SEC do impose certain restrictions on the sale of Sun common stock).

DISSENTERS' RIGHTS

     Arizona law entitles shareholders to dissent from and obtain fair value for their shares in the event of the consummation of a plan of share exchange to which the Corporation is a party as the corporation whose shares will be acquired, if the shareholders are entitled to vote on the plan. Since the shareholders are entitled to vote on the plan, there are dissenters' rights.

     By following the specific procedures set forth in the Arizona Business Corporation Act (the "ABCA"), holders of Camelback common stock have a statutory right to dissent from the Plan of Share Exchange. If the exchange is approved and consummated, any holder of Camelback common stock who properly perfects his dissenters' rights will be entitled, upon consummation of the exchange, to receive an amount in cash equal to the fair value of his shares of Camelback common stock rather than receiving the consideration set forth in the Plan of Share Exchange. The following summary is not a complete statement of statutory dissenters' rights of appraisal, and this summary is qualified by reference to the applicable provisions of the ABCA, which are reproduced in full in Annex F to this proxy statement/prospectus.

     A shareholder must complete each step in the precise order prescribed by the statute to perfect his dissenter's rights of appraisal.

     Any holder of Camelback common stock who desires to dissent from the Plan of Share Exchange shall (i) deliver to Camelback before the vote is taken at the shareholders' meeting written notice of the shareholder's intent to demand payment for the shareholder's shares if the Plan of Share Exchange is effectuated, and (ii) not vote his shares in favor of the Plan of Share Exchange.

     If the Plan of Share Exchange is authorized at the shareholders' meeting, Sun will be liable for discharging the rights of the shareholders who dissented from the Plan of Share Exchange ("Dissenting Shareholder") and shall, no later than ten (10) days after approval of the Plan of Share Exchange, notify the Dissenting Shareholders in writing of the location to where the Dissenting Shareholders' demand for payment must be sent. The written notice must also set a date by which Sun must receive the payment demand (the "Notice Date"), which date shall be at least thirty (30) but not more that sixty (60) days after the date notice is provided to the Dissenting Shareholders. Each Dissenting Shareholder so notified must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date of the first announcement of the terms of the Plan of Share Exchange and deposit his certificates representing shares of Camelback common stock in accordance with the terms of the notice. A Dissenting Shareholder who does not demand payment or deposit his certificates, if required, by the Notice Date is not entitled to payment for his shares.

     Upon receipt of a payment demand, Sun shall pay each Dissenting Shareholder the amount Sun estimates to be the fair value of the Dissenting Shareholder's shares plus accrued interest.

     A Dissenting Shareholder may notify Sun in writing of his own estimate of the fair value of his shares and amount of interest due and either demand payment of the Dissenting Shareholder's estimate, less any previous payment, or reject Sun's offer and demand payment of the fair value of the Dissenting Shareholder's shares and interest due if either (i) the Dissenting Shareholder believes that the amount paid by Sun is less than the fair value of his shares or that the interest due is incorrectly calculated, (ii) Sun fails to make payment within sixty (60) days after the date set for demanding payment, or
(iii) Sun, having failed to effectuate the exchange, does not return the Dissenting Shareholder's deposited certificates within sixty (60) days after the date set for demanding payment. A Dissenting Shareholder waives the right to demand payment pursuant to his own estimate of the fair value of his shares unless he notifies Sun of his demand in writing within thirty (30) days after Sun made or offered payment for the Dissenting Shareholder's shares.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

     This proxy statement/prospectus does not cover any resales of the Sun common stock you will receive in the exchange, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

     All shares of Sun common stock you will receive in the exchange will be freely transferable, except that if you are deemed to be an "affiliate" of Camelback under the Securities Act of 1933 at the time of the special shareholders meeting, you may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be affiliates of Camelback for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Camelback, and would not include shareholders who are not officers, directors or principal shareholders of Camelback.

     The affiliates of Camelback may not offer, sell or otherwise dispose of any of the shares of Sun common stock issued to that affiliate in the exchange or otherwise owned or acquired by that affiliate:

     (1) for a period beginning 30 days prior to the exchange and continuing until financial results covering at least 30 days of post-exchange combined operations of Sun and Camelback have been publicly filed by Sun; or

     (2)  in violation of the Securities Act.

                          OPINION OF FINANCIAL ADVISOR

     Camelback has retained JMP Financial, Inc. to provide a financial fairness opinion in connection with the exchange. The Camelback board selected JMP Financial, Inc. to act as Camelback's financial advisor based on its qualifications, expertise and reputation. JMP Financial, Inc. has rendered its opinion, in writing, that, based upon and subject to the various considerations set forth in the opinion, the consideration to be received pursuant to the exchange by the holders of Camelback common stock is fair from a financial point of view.

     The full text of the written opinion of JMP Financial, Inc. is attached as Annex B to this proxy statement/prospectus and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by JMP Financial, Inc. in rendering its opinion. Camelback shareholders are urged to, and should, read the opinion carefully and in its entirety. The opinion is directed to the Camelback board and addresses only the fairness from a financial point of view of the consideration received pursuant to the exchange as of the date of the opinion. It does not address any other aspect of the exchange and does not constitute a recommendation to any holder of Camelback common stock as to how to vote at the special shareholders meeting. The summary of the opinion of JMP Financial, Inc. set forth in this document is qualified in its entirety by reference to the full text of the opinion.

     In connection with rendering its opinion, JMP Financial, Inc. among other things:

     * reviewed certain internal financial statements and other financial and operating data concerning Camelback prepared by the management of Camelback;

     * discussed the past and current operations and financial condition and the prospects of Camelback with senior executives of Camelback;

     * reviewed certain publicly available financial statements and other information of Sun;

     * discussed the past and current operations and financial condition and the prospects of Sun with senior executives of Sun;

     * reviewed the reported prices and trading activity for Sun common stock;

     * compared the financial performance of Camelback and Sun and the prices and trading activity of Sun common stock with that of certain other comparable publicly traded companies and their securities;

     * reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

     *    reviewed the Plan of Share Exchange; and

     * performed such other analyses and considered such other factors as JMP Financial, Inc. deemed appropriate.

     In rendering its opinion, JMP Financial, Inc. performed the following analyses:

     (1) JMP Financial, Inc. reviewed the performance of a sample of publicly traded stocks of other banks and bank holding companies. No bank or bank holding company was identical to Camelback or Sun. JMP Financial, Inc. did, however, note that the Camelback and the Sun share value were generally within the range of the share values of comparable size banks and bank holding companies.

     (2) JMP Financial, Inc. also consulted a private database to construct a group of banks and bank holding companies it deemed to be similar to either Camelback or Sun, considering, but not limiting its analysis to, such factors as size, financial condition and performance, geography and market performance. Once again, although no bank or bank holding company was identical to Camelback or Sun, JMP Financial, Inc. noted that the estimated share value of Sun was within the range of trading prices of institutions of a similar size and in a similar market or markets.

     (3) JMP Financial, Inc. reviewed the pricing ratios in those mergers and acquisitions of banks and bank holding companies pending or completed during the past twelve months for which public information was available. JMP Financial, Inc. found that the premium to book value ratios offered to selling shareholders generally ranged from 128 percent to 314 percent, with both median and average premium to book values falling between 191 percent and 205 percent. All of these transactions involved the transfer of control to the acquiring institution. JMP Financial, Inc. also reviewed the trading prices and histories of small publicly traded banks it deemed comparable to Camelback to determine the approximate fair market value of small minority positions in those institutions and found that price-to-book value ratios ranged from 68 percent to 307 percent with averages and medians ranging from 106 to 120 percent. The banks which JMP Financial, Inc. reviewed and which it defined as "small publicly traded banks" are all listed on the Nasdaq National Market System and average a weekly trading volume of about one-half of one percent of their outstanding stock. Among the significant differences between these small publicly traded banks and Camelback is that the Camelback stock is illiquid. A number of historical studies and valuation practices estimate liquidity discounts in a range from 10 to 30 percent. The transaction at issue is somewhere between the sale of all of the stock of an entire financial institution and the sale of a minority block of stock in a community bank; however, JMP Financial, Inc. believes the exchange bears more characteristics of the latter than the former. The most dramatic difference, in the view of JMP Financial, Inc., between the exchange and an acquisition of all of the stock of an entire institution is the "change of control" by which the acquiring institution acquires all of the outstanding stock of the acquired institution. In such transactions, control of the acquired institution changes hands, for which the acquiring institution may pay a significant premium. In the present transaction, JMP Financial, Inc. noted that Sun has had control of Camelback from the outset and would not be expected to pay a "premium" for control, since it already owns control of Camelback. JMP Financial, Inc. would expect that the premium over book value would be closer to the price paid in the sale of a minority block of stock in a small publicly traded bank, which in fact is the case. JMP Financial, Inc. therefore concluded that the exchange was fair to the shareholders of Camelback from a financial point of view.

     The opinion and presentation of JMP Financial, Inc. to the Camelback board was one of many factors taken into consideration by Camelback's board in making its decision to approve the exchange. The analyses as described above should not be viewed as determinative of the opinion of the Camelback board with respect to the exchange or of whether the Camelback board would have been willing to agree to a transaction with a different form or amount of consideration.

     The Camelback board retained JMP Financial, Inc. based upon its qualifications, experience and expertise. JMP Financial, Inc. is a recognized investment banking and advisory firm which has special expertise in the valuation of banks.

     Under the engagement letter, JMP Financial, Inc. provided financial advisory services and a financial fairness opinion in connection with the exchange, and Camelback agreed to pay JMP Financial, Inc. a fee of $8,500 plus out-of-pocket expenses. In addition, Camelback has agreed to indemnify JMP Financial, Inc. and its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws.

                                   THE CLOSING

EFFECTIVE TIME

     The exchange will be effective at 5:00 p.m., Mountain Time, on June 30, 2001, and will be closed as soon as possible after the vote at the meeting of Camelback's shareholders. If the Plan of Share Exchange is approved, as of the effective date, each outstanding share of Camelback common stock will be automatically converted into the right to receive Sun common stock according to the exchange ratio.

SHARES HELD BY SUN

     Shares of Camelback common stock owned by Sun since Camelback's organization will be unaffected by the exchange. Those shares will not be exchanged for any securities of Sun or other consideration.

PROCEDURES FOR SURRENDER OF CERTIFICATES; FRACTIONAL SHARES

     As soon as reasonably practicable after the effective date of the exchange, Sun or Sun's transfer agent will send you a letter of transmittal. The letter of transmittal will contain instructions with respect to the surrender of your Camelback stock certificates. YOU SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Commencing immediately after the effective date of the exchange, upon surrender by you of your stock certificates representing Camelback shares in accordance with the instructions in the letter of transmittal, you will be entitled to receive stock certificates representing shares of Sun common stock into which those Camelback shares have been converted, together with a cash payment in lieu of fractional shares, if any.

     After the effective date, each certificate that previously represented shares of Camelback stock will represent only the right to receive the shares of Sun common stock into which shares of Camelback stock were converted in the exchange, and the right to receive cash in lieu of fractional shares of Sun common stock as described below.

     Until your Camelback certificates are surrendered to Sun or Sun's agent, you will not be paid any dividends or distributions on the Sun common stock into which your Camelback shares have been converted with a record date after the exchange, and will not be paid cash in lieu of a fractional share. When those certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of Sun common stock payable as described below will be paid to you without interest.

     Camelback's transfer books will be closed at the effective date of the exchange and no further transfers of shares will be recorded on the transfer books. If a transfer of ownership of Camelback stock that is not registered in the records of Camelback has occurred, then, so long as the Camelback stock certificates are accompanied by all documents required to evidence and effect the transfer, as set forth in the transmittal letter and accompanying instructions, a certificate representing the proper number of shares of Sun common stock will be issued to a person other than the person in whose name the certificate so surrendered is registered, together with a cash payment in lieu of fractional shares, if any, and payment of dividends or distributions, if any.

     No fractional share of Sun common stock will be issued upon surrender of certificates previously representing Camelback shares. Instead, Sun will pay you an amount in cash determined by multiplying the fractional share interest to which you would otherwise be entitled by the Sun share value used in determining the exchange ratio.

FEES AND EXPENSES

     Whether or not the exchange is completed, Sun and Camelback will each pay its own costs and expenses incurred in connection with the exchange, including the costs of (a) the filing fees in connection with Sun's Form S-4 registration statement and this proxy statement/prospectus, (b) the filing fees in connection with any filing, permits or approvals obtained under applicable state securities and "blue sky" laws, (c) the expenses in connection with printing and mailing of the Sun Form S-4 registration statement and this proxy statement/prospectus, and
(d) all other expenses.

NASDAQ STOCK MARKET LISTING

     Sun will promptly prepare and submit to the Nasdaq Stock Market, Inc. a listing application with respect to the maximum number of shares of Sun common stock issuable to Camelback shareholders in the exchange, and Sun must use reasonable best efforts to obtain approval for the listing of Sun common shares on the Nasdaq Stock Market, Inc.

AMENDMENT AND TERMINATION

     Sun and Camelback may amend or terminate the exchange at any time before or after shareholder approval of the Plan of Share Exchange. After shareholder approval of the exchange, it may not be further amended without the approval of the shareholders.

                            THE SHAREHOLDERS' MEETING

DATE, TIME AND PLACE

     The shareholders' meeting will be held on June 29, 2001 at Camelback Community Bank, 2777 E. Camelback Road, Suite 100, Phoenix, Arizona 85016 at 9:00 a.m., local time.

MATTERS TO BE CONSIDERED AT THE SHAREHOLDERS' MEETING

     At the shareholders' meeting, holders of Camelback common stock will vote on whether to approve the exchange. See "The Exchange". Shareholders will also vote on the election of directors for Camelback. See "Election of Directors".

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

     Holders of record of Camelback common stock at the close of business on May 31, 2001, the record date for the shareholders' meeting, are entitled to receive notice of and to vote at the shareholders' meeting. At May 31, 2001, 300,000 shares of Camelback common stock were issued and outstanding and held by approximately 154 holders of record. Sun held 164,551 shares of Camelback common stock on that date and 135,449 were held by shareholders other than Sun.

     A majority of the shares of the Camelback common stock (excluding shares held by Sun) entitled to vote on the record date must be represented in person or by proxy at the shareholders' meeting in order for a quorum to be present for purposes of transacting business at the meeting. In the event that a quorum of common stock is not represented at the shareholders' meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Camelback common stock on the record date are each entitled to one vote per share with respect to approval of the exchange at Camelback's shareholders' meeting.

     Camelback does not expect any other matters to come before the shareholders' meeting. However, if any other matters are properly presented at the special meeting for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote or not vote on those matters in accordance with their best judgment, unless authorization to use that discretion is withheld. If a proposal to adjourn the meeting is properly presented, however, the persons named in the enclosed form of proxy will not have discretion to vote in favor of the adjournment proposal any shares which have been voted against the proposal(s) to be presented at the meeting. Camelback is not aware of any matters expected to be presented at the meeting other than as described in the notice of the meeting.

VOTES REQUIRED

     Although approval of the exchange by two-thirds of the shares entitled to vote is all that is required by law, Camelback and Sun have agreed that approval of the exchange will require the affirmative vote of a majority of the shares of Camelback common stock outstanding on the record date, excluding the 54.9% of Camelback's shares held by Sun. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve the exchange.

SHARE OWNERSHIP OF MANAGEMENT

     As of the close of business on May 15, 2001, the directors and executive officers of Camelback and their affiliates were entitled to vote approximately 37,852 shares of Camelback common stock. These shares represent approximately 12.62% of the outstanding shares of Camelback common stock and 27.95% of Camelback's shares held by shareholders other than Sun. The directors and executive officers have agreed to vote their shares of Camelback common stock in favor of the exchange.

VOTING OF PROXIES

SUBMITTING PROXIES

     You may vote by attending the shareholders' meeting and voting your shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage pre-paid envelope. If you sign a written proxy card and return it without instructions, your shares will be voted FOR the exchange at the shareholders' meeting.

     If your shares are held in the name of a trustee, bank, broker or other record holder, you must either direct the record holder of your shares as to how to vote your shares or obtain a proxy from the record holder to vote at the shareholders' meeting.

     Shareholders who submit proxy cards should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of Camelback stock will be mailed by Sun to former Camelback shareholders shortly after the exchange is effective.

REVOKING PROXIES

     If you are a shareholder of record, you may revoke your proxy at any time prior to the time it is voted at the shareholders' meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the president of Camelback, by a later-dated proxy signed and returned by mail or by attending the shareholders' meeting and voting in person. Attendance at Camelback's special shareholders meeting will not in and of itself constitute a revocation of a proxy. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the shareholders' meeting to:

                            Camelback Community Bank
                        2777 E. Camelback Road, Suite 100
                             Phoenix, Arizona, 85016
                       Attn: Barbara J. Ralston, President

     If you require assistance in changing or revoking a proxy, you should contact Barbara Ralston at the address above or at phone number (602) 224-5800.

GENERAL INFORMATION

     Brokers who hold shares in street name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote on non-routine matters, such as the proposal to be voted on at the shareholders' meeting, unless they receive specific instructions from the customer. These so-called broker non-votes will have the same effect as a vote against the exchange.

     Abstentions may be specified on all proposals. If you submit a proxy with an abstention, you will be treated as present at the shareholders' meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. An abstention will have the same effect as a vote against the exchange.

SOLICITATION OF PROXIES; EXPENSES

     Sun or Camelback will pay the cost of solicitation of proxies. In addition to solicitation by mail, the directors, officers and employees of Camelback may also solicit proxies from shareholders by telephone, telecopy, telegram or in person.

                        COMPARISON OF SHAREHOLDER RIGHTS

     As a result of the exchange, holders of shares of Camelback stock will become holders of shares of Sun common stock. This comparison of shareholder rights is not intended to be complete and is qualified by reference to the Arizona Revised Statutes, as well as to Camelback's articles of incorporation and by-laws (copies of which may be obtained from Camelback) and Sun's articles of incorporation and by-laws, (copies of which are on file with the SEC).

     Camelback shareholders may share in dividends as and when declared by the Camelback Board of Directors (although none have been to date). Dividends payable other than in Camelback's own stock may be paid out of capital surplus with approval of the superintendent.

     Sun stockholders may share in dividends as and when declared by the Board of Directors (see "Dividends and Market for Common Stock"); dividends may be paid out of any funds available unless the payment of the dividend renders the business corporation insolvent.

                     DESCRIPTION OF THE CAPITAL STOCK OF SUN

     Sun's Articles of Incorporation, as amended to date, authorize the issuance of up to 10,000,000 shares of common stock, without par value. Sun's articles of incorporation do not authorize the issuance of any other class of stock. As of March 31, 2001, 5,809,317 shares of common stock were outstanding. Computershare Investor Services, Inc., serves as transfer agent and registrar for Sun's common stock.

     Arizona law allows Sun's board of directors to issue additional shares of stock up to the total amount of common stock authorized without obtaining the prior approval of the shareholders.

     Sun's board of directors has authorized the issuance of the shares of common stock as described in this proxy statement/prospectus. All shares of common stock offered will be, when issued, fully paid and nonassessable.

     The following summary of the terms and provisions of the common stock does not purport to be complete and is qualified in its entirety by reference to Sun's articles of incorporation, as amended, a copy of which is on file with the SEC, and to the [Arizona Revised Statutes ("A.R.S.")].

RIGHTS OF COMMON STOCK

     All voting rights are vested in the holders of shares of common stock. Each share of common stock is entitled to one vote. The shares of common stock have cumulative voting rights, which means that a stockholder is entitled to cumulate their votes by multiplying the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote, and to cast the product for a single candidate or distribute the same amongst several candidates. The holders of the common stock do not have any preemptive, conversion or redemption rights. Holders of common stock are entitled to receive dividends if and when declared by Sun's board of directors out of funds legally available. Under Arizona law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities. In the event of liquidation, the holders of common stock will be entitled, after payment of amounts due to creditors and senior security holders, to share ratably in the remaining assets.

SHARES AVAILABLE FOR ISSUANCE

     The availability for issuance of a substantial number of shares of common stock at the discretion of the board of directors provides Sun with the flexibility to take advantage of opportunities to issue additional stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of common stock, except as described in this proxy statement/prospectus and for the shares of common stock reserved for issuance under Sun's stock option program.

     Uncommitted authorized but unissued shares of common stock may be issued from time to time to persons and in amounts the board of directors of Sun may determine and holders of the then outstanding shares of common stock may or may not be given the opportunity to vote thereon, depending upon the nature of those transactions, applicable law and the judgment of the board of directors of Sun regarding the submission of an issuance to or vote by Sun's shareholders. As noted, Sun's shareholders have no preemptive rights to subscribe to newly issued shares.

     Moreover, it will be possible that additional shares of common stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Sun more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of Sun. Under such circumstances, the availability of authorized and unissued shares of common stock may make it more difficult for shareholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Sun by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the board of directors of Sun in opposing such an attempt by a third party to gain control of Sun. The issuance of new shares of common stock could also be used to dilute ownership of a person or entity seeking to obtain control of Sun. Although Sun does not currently contemplate taking that action, shares of Sun common stock could be issued for the purposes and effects described above, and the board of directors reserves its rights (if consistent with its fiduciary responsibilities) to issue shares for such purposes.

ANTI-TAKEOVER PROVISIONS

     In addition to the utilization of authorized but unissued shares as described above, the A.R.S. contains other provisions which could be utilized by Sun to impede efforts to acquire control of Sun. Those provisions include the following:

     CONTROL SHARE ACQUISITIONS. The A.R.S. contains an article intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of "control shares" of large public Arizona corporations.

     The Arizona article establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33-1/3% or 50%. Under the article, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The article does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The article entitles corporations to redeem control shares from the acquiring person under certain circumstances.

     The article applies only to an "issuing public corporation." Sun falls within the statutory definition of an "issuing public corporation." The article automatically applies to any "issuing public corporation" unless the corporation "opts out" of the statute by so providing in its articles of incorporation or bylaws. Sun has not "opted out" of the provisions of the article.

     FAIR PRICE ACT. Certain provisions of the A.R.S. establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The act provides that a super majority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a "business combination." The act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     At this time, Sun's management beneficially owns (including immediately exercisable stock options) control of approximately 63% of Sun's outstanding common stock (which includes shares owned by Capitol Bancorp Ltd.). It is now unknown what percentage will be owned by management upon completion of the exchange. If management's shares are voted as a block, management will be able to prevent the attainment of the required supermajority approval.

     The supermajority vote required by the act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the company is at least equal to the greater of (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

     The requirements of the act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

                       WHERE YOU CAN FIND MORE INFORMATION

     Sun has filed a registration statement on Form S-4 to register with the SEC the Sun common stock to be issued to Camelback shareholders in the exchange. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Sun in addition to being a proxy statement of Camelback for the special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     In addition, Sun files reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

Public Reference Room                New York Regional Office               Chicago Regional Office Citicorp Center
450 Fifth Street, N.W.               7 World Trade Center                   500 West Madison Street
Room 1024                            Suite 1300                             Suite 1400
Washington, D.C. 20549               New York, New York 10048               Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Sun, who file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports, proxy statements and other information about Sun at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     In addition, all subsequent documents filed with the SEC by Sun pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/ prospectus shall be deemed to be incorporated by reference into this proxy statement/prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus or another such document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or another such document or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified superseded, to constitute a part of this proxy statement/prospectus.


     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY JUNE 25, 2001 TO RECEIVE THEM BEFORE THE SHAREHOLDERS' MEETING. If you request exhibits to any incorporated documents from us, Sun will mail them to you by first class mail, or another equally prompt means, within one business day after Sun receives your request.


     No one has been authorized to give any information or make any representation about Camelback, Sun or the exchange, that differs from, or adds to, the information in this document or in documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange, or to ask for offers of exchange, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this proxy statement/prospectus does not extend to you.

     The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about Sun has been supplied by Sun, and information about Camelback has been supplied by Camelback.

                                  LEGAL MATTERS

     Certain legal matters relating to the validity of the shares of Sun common stock offered by this proxy statement/prospectus and certain federal income tax matters relating to the exchange will be passed upon for Sun by Snell & Wilmer, L.L.P.

                                     EXPERTS

     The consolidated financial statements of Sun attached to this proxy statement/prospectus included in Sun's annual report to shareholders and its report on Form 10-K for the fiscal year ended December 31, 2000, have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their report, which is attached as part of Annex E, and are included in reliance upon such report given upon their authority as experts in accounting and auditing.

     The financial statements of Camelback attached to this proxy statement/prospectus as Annex D for the fiscal years ended December 31, 2000 and 1999 and the period ended December 31, 1998 have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their report, which is attached as part of Annex D, and are included in reliance upon such report given upon their authority as experts in accounting and auditing.

                                     ANNEX A

                             PLAN OF SHARE EXCHANGE

     THIS PLAN OF SHARE EXCHANGE ("Plan") is entered into effective May 31, 2001 between and among SUN COMMUNITY BANCORP LIMITED, an Arizona corporation ("Sun") and the SHAREHOLDERS of CAMELBACK COMMUNITY BANK ("Camelback").

                                    RECITALS

     A. Camelback is an Arizona banking corporation which commenced the business of banking May 20, 1998.

     B. Sun is now and has been since Camelback commenced the business of banking the holder of fifty-one point nine (54.9%) percent of the duly issued and outstanding common stock of Camelback ("Camelback common stock").

     C. Camelback common stock is privately held and not traded in any public market.

     D. Sun's common stock ("Sun common stock") is traded on the National Market System of the NASDAQ Stock Market, Inc.

     E. Camelback's Board of Directors has determined that it would be in the best interest of Camelback's stockholders to exchange their shares of stock in Camelback for shares of Sun common stock as described in this Plan, and Sun is willing to make an exchange on those terms.

     The parties adopt this Plan as of the effective date.

          1. THE EXCHANGE. Each shareholder who holds Camelback common stock will exchange his, her or their shares of Camelback common stock for shares of Sun common stock according to an exchange ratio determined as follows:

          CAMELBACK SHARE VALUE. The share value of each share of Camelback common stock shall be determined by multiplying 1.5 times the adjusted pro forma fully diluted net book value per share of Camelback common stock as of the close of business on June 30, 2001. The adjusted pro forma fully diluted net book value per share of Camelback common stock as of the close of business on June 30, 2001 shall be calculated by
          (1) stockholders' equity as reflected in Camelback's internally prepared financial statements as of June 30, 2001 plus a pro forma adjustment for the previously-recorded cumulative effect of accounting change for start-up costs; (2) subtracting from that sum the principal amounts of Sun's capital contributions to Camelback during the period from May 20, 1998 to June 30, 2001 (aggregating $405,000 through May 15, 2001) for which Sun did not receive shares of Camelback's common stock and also subtracting an interest factor to impute to Sun an appropriate return on its capital contributions equivalent to Sun's forgone interest rate through June 30, 2001; and (3) dividing Camelback's pro forma stockholders' equity by the number of shares of Camelback's common stock outstanding as of the close of business on June 30, 2001.

          SUN SHARE VALUE. The share value of each share of Sun common stock will be the book value of Sun's common stock as of June 30, 2001.

          EXCHANGE RATIO. The exchange ratio will be determined by dividing the Camelback Share Value by the Sun Share Value.

          Each Camelback shareholder (except Sun) will receive shares of Sun common stock in exchange for his, her or their Camelback common stock calculated by multiplying the number of shares of Camelback common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

          2. APPROVALS NECESSARY. The following approvals will be necessary prior to the Plan becoming effective:

               a. The Board of Directors of Camelback shall have approved and adopted the Plan.

               b. The Board of Directors of Sun (acting through its Executive Committee or otherwise, Sun's Board having already approved the exchange in principle) shall have approved and adopted the Plan.

               c. A majority of the common stock of Camelback (exclusive of the shares held by Sun) shall have been voted to approve and adopt the Plan at a special meeting of the shareholders called for that purpose.

               d. The Securities and Exchange Commission shall have declared effective the Registration Statement registering the shares of stock of Sun's common stock to be issued in the exchange.

               e. The Arizona State Banking Department shall not have issued any objection to the Plan.

          3. FAIRNESS OPINION. The Board of Directors of Camelback shall have secured the opinion of a recognized firm of financial advisors that the share exchange is fair from a financial point of view to the shareholders of Camelback.

          4. TAX OPINION. Snell & Wilmer, L.L.P. shall have issued its legal opinion that the share exchange constitutes a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and that the exchange shall not be a taxable event to the shareholders of Camelback (except to the extent of the cash received in lieu of fractional shares).

          5. SURRENDER OF CERTIFICATES. Each shareholder of Camelback common stock shall surrender to Sun his, her or their certificate(s) for shares of Camelback common stock within thirty (30) days after the effective date of this Plan. Sun shall direct its transfer agent, American Securities Transfer & Trust, Inc., to issue certificate(s) of Sun common stock to be issued in the exchange. Certificate(s) of Sun common stock shall be issued and registered in the same name as the shares of Camelback common stock surrendered in exchange therefor, and shall thereafter be transferable in the same manner as otherwise provided for Sun common stock. In the event any shareholder of Camelback common stock fails to surrender his, her or their certificate(s) within thirty (30) days of the effective date of this Plan, such certificate(s) shall nonetheless be canceled and deemed surrendered, and certificate(s) for Sun common stock shall be issued and registered in the name of the person who is the registered holder on the books of Camelback on the effective date of this Plan, and the Camelback certificate(s) shall thereafter be null and void and of no force or effect whatever.

          6. NEW CAMELBACK CERTIFICATE. Camelback shall issue its certificate registering in the name of Sun all shares of stock now registered to shareholders other than Sun.

                                     ANNEX B

JMP FINANCIAL, INC.
753 GRAND MARAIS
GROSSE POINTE PARK, MI 48230
TEL/FAX (313) 824-1711

                                                                    May 24, 2001

Board of Directors
Camelback Community Bank
2777 East Camelback Road, Suite 100
Phoenix, AZ 85016

Ladies and Gentlemen:

     We have examined the proposed Plan of Share Exchange (the "Agreement") dated May 1, 2001, to be entered into between Sun Community Bancorp Limited, an Arizona Corporation ("SCBL") and the shareholders (the "Shareholders") of Camelback Community Bank ("Camelback"), an Arizona Corporation by which SCBL shall acquire from the Shareholders their outstanding shares of Camelback, not already owned by SCBL, in exchange for shares of SCBL (the "Exchange").

     The terms of the transaction contemplated by the Agreement provide that each share of Camelback's common stock, not already owned by SCBL and issued and outstanding as of June 30, 2001 (the "Effective Date") shall be exchanged, pursuant to the Exchange Ratio specified in the Agreement, into shares of SCBL. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange.

     JMP Financial, Inc. ("JMP"), as a regular part of its investment banking business, is engaged in the valuation of the securities of commercial and savings banks as well as the holding companies of commercial and savings banks in connection with mergers, acquisition, and divestitures, and for other purposes.

     In connection with this engagement and rendering this opinion, we reviewed materials deemed necessary and appropriate by us under the circumstances, including;

     * Audited consolidated financial statements of Camelback and SCBL for the years ended December 31, 2000, 1999 and 1998 as available;
     * Unaudited financial statements of Camelback for the period ended March 31, 2001;
     * Certain unaudited internal financial information concerning the capital ratios of Camelback;
     *    Publicly available information concerning SCBL;

Page Two
Camelback Board of Directors
May 24, 2001


     * Publicly available information with respect to certain other bank holding companies, which we deemed, appropriate, including competitors of SCBL and Camelback.
     * Publicly available information with respect to the nature and terms of certain other transactions which we consider relevant;
     *    The Agreement;
     * Reviewed certain historical market prices and trading volumes of Camelback's and SCBL's common stock to the extent reasonably available. As to Camelback, such review was limited to its initial offering of common stock.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial statements and other information reviewed by us for the purposes of the opinion expressed herein. We have not made an independent evaluation or appraisal of the assets and liabilities of Camelback or SCBL or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal, except as referenced above. Additionally, we are not experts in the evaluation of reserves for loan losses, and we have not reviewed any individual credit files. For purposes of this opinion, we have assumed that SCBL's and Camelback's loan loss reserves are adequate in all material respects and that, in the aggregate, other conditions at SCBL and Camelback are satisfactory and this opinion is conditioned upon such assumption. We have also assumed that there has been no material change in Camelback's or SCBL's assets, financial condition. Results of operations, business, or prospects since the date of the last financial statements made available to us for Camelback and SCBL, respectively. This opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may effect the opinion and that JMP does not have any litigation to update, revise or reaffirm it.

     The opinion expressed herein is being rendered to the Board of Directors of Camelback for its use in evaluation of the proposed transaction, assuming the transaction is consummated upon the terms set forth in the Agreement.

     Based upon the terms and conditions of the Exchange and the current market value of SCBL's common stock, and based further upon such other considerations as we deem relevant, JMP is, subject to the foregoing, of the opinion on the date hereof, that the consideration to be received by the Shareholders in the Exchange would be fair from a financial point of view if the transaction contemplated by the Agreement is in fact consummated pursuant to the terms thereof.

                                        Sincerely,

                                        /s/ John Palffy

                                        John Palffy
                                        President
                                        JMP Financial, Inc.

                                    ANNEX C

                        OPINION OF SNELL & WILMER L.L.P.

                                                                   June 12, 2001

Sun Community Bancorp Limited
2777 East Camelback Rd., Suite 375
Phoenix, Arizona  85016

     Re:  Federal Tax Consequences of Plan of Share Exchange

Gentlemen:

     We have acted as special counsel to Sun Community Bancorp Limited ("Sun") in connection with the Plan of Share Exchange (the "Plan") between Sun and the shareholders of Camelback Community Bank ("Camelback") dated as of May 31, 2001.

     Sun has filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "1933 Act"), a registration statement on Form S-4 (the "Registration Statement"), with respect to the common shares of Sun to be issued to holders of shares of common stock of Camelback in connection with the Plan. In addition, Sun has prepared, and we have reviewed, a Proxy Statement/Prospectus which is contained in and made a part of the Registration Statement (the "Proxy Statement"). In rendering our opinion, we have relied upon the facts stated in the Proxy Statement, the representations provided to us by Sun and Camelback, as summarized below, and upon such other documents as we have deemed appropriate, including the information about Sun and Camelback referenced in the Proxy Statement.

     We have assumed that (i) all parties to the Plan, and to any other documents reviewed by us, have acted, and will act, in accordance with the terms of the Plan, (ii) all facts, information, statements and representations qualified by the knowledge and/or belief of Sun and/or Camelback will be complete and accurate as of the effective date of the Plan as though not so qualified, (iii) the Plan will be consummated pursuant to the terms and conditions set forth in the Plan without the waiver or modification of any such terms and conditions, and (iv) the Plan will be authorized by and will be effected pursuant to applicable state law. We have also assumed that each Camelback shareholder holds the shares of Camelback common stock to be surrendered under the Plan as a capital asset.

Sun Community Bancorp Limited
June 12, 2001
Page 2


     This opinion does not address the specific tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws, including: (i) banks; (ii) tax-exempt organizations;
(iii) insurance companies; (iv) dealers in securities or foreign currencies; (v) Camelback shareholders, if any, who received their Camelback common stock through the exercise of employee stock options or otherwise as compensation;
(vi) Camelback shareholders who are not U.S. persons; and (vii) Camelback shareholders who hold Camelback common stock as part of a hedge, straddle, or conversion transaction.

     Our opinion also does not address any consequences arising under the laws of any state, locality, or foreign jurisdiction. No rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the exchange.

     Our opinion is predicated on the accuracy of the following representations provided to us by Sun:

     1. The fair market value of the Sun common stock to be received by the Camelback shareholders will be approximately equal to the fair market value of the Camelback common stock surrendered under the Plan.

     2. Sun has no plan or intention to liquidate Camelback; to merge Camelback into another corporation; to cause Camelback to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of any of the Camelback common stock acquired in the transaction.

     3. Sun has no plan or intention to reacquire any of its common stock issued under the Plan.

     4. Sun, Camelback, and the shareholders of Camelback will pay their respective expenses, if any, incurred in connection with the Plan.

     5. The only consideration that will be received by the shareholders of Camelback for their common stock of Camelback is voting common stock of Sun. Further, no liabilities of Camelback or any Camelback shareholder will be assumed by Sun, nor will any of the Camelback stock acquired by Sun be subject to any liabilities.

     6. Sun will not own as of immediately before the effective date of the Plan, directly or indirectly, any Camelback common stock other than the Camelback common stock first acquired by Sun upon the formation of Camelback May 20, 1998.

Sun Community Bancorp Limited
June 12, 2001
Page 3


     7. Sun will not make any cash payments, directly or indirectly, to dissenting shareholders of Camelback, nor will Sun, directly or indirectly, reimburse Camelback for any payments made by Camelback to dissenting shareholders.

     8. Any cash payment made by Sun to Camelback shareholders in lieu of fractional shares of Sun is solely for the purpose of avoiding the expense and inconvenience to Sun of issuing fractional shares and does not represent separately bargained-for consideration.

     9. Sun is not an investment company as defined in Section 368(a)(2)(F)(iii) or (iv) of the Internal Revenue Code of 1986, as amended (the "Code")

     10. The Plan will be consummated in compliance with the material terms contained in the Registration Statement, none of the material terms and conditions therein have been or will be waived or modified and Sun has no plan or intention to waive or modify any such material condition.

     11. Sun has a stock repurchase program in place under which Sun is repurchasing shares of its common stock on the open market ("Repurchase Plan"). Sun is not obligated to repurchase any of its shares, and has no obligation to repurchase any shares issued under the Plan. To the best knowledge of Sun, the Repurchase Plan does not represent an inducement to the Camelback shareholders to consummate the Plan. Sun has no plan or intention to repurchase through the Repurchase Plan any Sun common stock issued under the Plan.

     12. To the best knowledge of Sun, there is no plan or intention on the part of the shareholders of Camelback to utilize Sun's Repurchase Plan to effect the redemption of any Sun common stock issued under the Plan.

     13. Sun will not enlarge the Repurchase Plan in connection with consummating the Plan.

     Our opinion is also predicated on the accuracy of the following representations provided to us by Camelback:

     1. The Plan will be consummated in compliance with the material terms contained in the Registration Statement, none of the material terms and conditions therein have been or will be waived or modified and Camelback has no plan or intention to waive or modify any such material condition.

     2. The fair market value of the Sun common stock to be received by the Camelback shareholders will be approximately equal to the fair market value of the Camelback common stock surrendered under the Plan.

Sun Community Bancorp Limited
June 12, 2001
Page 4


     3. Camelback has no plan or intention to issue additional shares of its stock that would result in Sun losing "control" of Camelback within the meaning of Section 368(c) of the Code.

     4. Sun, Camelback, and the shareholders of Camelback will pay their respective expenses, if any, incurred in connection with the Plan.

     5. At the time the Plan is executed, Camelback will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire any stock in Camelback.

     6. Following the execution of the Plan, Camelback will continue its historic business or use a significant portion of its historic business assets in a business.

     7. Camelback is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

     8. Camelback will pay any dissenting shareholders the value of their stock out of its own funds.

     9. On the effective date of the Plan, the fair market value of the assets of Camelback will exceed the sum of its liabilities plus, the liabilities, if any, to which the assets are subject.

     Based upon and subject to the foregoing, and subject to the qualifications, limitations, representations and assumptions contained in the portion of the Proxy Statement captioned "Material Federal Income Tax Consequences" and incorporated by reference in this opinion, we are of the opinion that:

          1) The exchange will qualify as a reorganization within the meaning of
Section 368(a)(1)(B) of the Code;

          2) No gain or loss will be recognized by the shareholders of Camelback who exchange their Camelback common stock solely for Sun common stock (except with respect to cash received instead of fractional shares of Sun common stock);

          3) The aggregate tax basis of the Sun common stock received by Camelback shareholders who exchange all of their Camelback common stock for Sun common stock in the exchange will be the same as the aggregate tax basis of the Camelback common stock surrendered in the exchange (reduced by any adjusted basis allocable to a fractional share of Sun common stock for which cash is received);

Sun Community Bancorp Limited
June 12, 2001
Page 5


          4) The holding period of the Sun common stock received by a former shareholder of Camelback will include the holding period of shares of Camelback common stock surrendered in the exchange; and

          5) A holder of Camelback common stock who receives a cash payment instead of a fractional share of Sun common stock will recognize capital gain or loss to the extent such cash payment is treated pursuant to Section 302 of the Code as made in exchange for the fractional share. Such gain or loss will be equal to the difference between the cash amount received and the portion of the holder's adjusted basis in shares of Camelback common stock allocable to the fractional share, and such gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder's holding period in the Camelback common stock satisfies the long-term holding period requirement.

     No opinion is expressed on any matters other than those specifically stated. This opinion is furnished to you for use in connection with the Registration Statement and may not be used for any other purpose without our prior express written consent. We hereby consent to the inclusion of this opinion as an appendix to the Proxy Statement and to the use of our name in that portion of the Proxy Statement captioned "Material Federal Income Tax Consequences." In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act.

                                        Very truly yours,

                                        /s/ Snell & Wilmer, L.L.P.

                                        Snell & Wilmer, L.L.P.

                                     ANNEX D

            FINANCIAL INFORMATION REGARDING CAMELBACK COMMUNITY BANK


Management's discussion and analysis of financial condition and results of operations....................................................  D-2

Condensed interim financial statements as of and for the periods ended March 31, 2001 and 2000 (unaudited)................................  D-6

Audited financial statements as of and for the periods ended
 December 31, 2000, 1999 and 1998.........................................  D-12

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                            CAMELBACK COMMUNITY BANK
               PERIODS ENDED MARCH 31, 2001 AND DECEMBER 31, 2000

FINANCIAL CONDITION

Camelback Community Bank is engaged in commercial banking activities from its sole location in Phoenix, Arizona. From its inception in May 1998, the Bank provides a full array of banking services, principally loans and deposits, to entrepreneurs, professionals and other high net worth individuals in its community.

Total assets approximated $52.5 million at March 31, 2001, a slight increase from $49.4 million at December 31, 2000. The Bank's total assets approximated $30.8 million at year-end 1999.

Total portfolio loans approximated $42.5 million at March 31, 2001, an increase of approximately $4.7 million from the $37.8 million level at December 31, 2000. At December 31, 1999, total portfolio loans approximated $22.7 million. Portfolio loan growth has been significant and is consistent with the Bank's overall balance sheet growth during these periods. Commercial loans approximated 94.4% of total portfolio loans at March 31, 2001 consistent with the Bank's emphasis on commercial lending activities. Real estate mortgage loans approximated 4.8% of total portfolio loans at March 31, 2001.

The allowance for loan losses at March 31, 2001 approximated $564,000 or 1.33% of total portfolio loans, a slight increase over the year-end 2000 ratio of 1.28%.

The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses inherent in the loan portfolio at the balance sheet date. Management's determination of the adequacy of the allowance is based on evaluation of the portfolio (including volume, amount and composition, potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, loan commitments outstanding and other factors.

There have been no loans charged off from the inception of the Bank, through the first quarter of 2001.

The Bank's growth has been funded primarily by deposits, most of which are interest-bearing. Total deposits approximated $48.2 million at March 31, 2001, an increase of approximately $2.9 million from the $45.3 million level at December 31, 2000. Deposits increased significantly in 2000 from the $26.9 million level at the beginning of the year.

The Bank generally does not rely upon brokered deposits as a key funding source; deposits are generally obtained within the Bank's community.

The Bank emphasizes obtaining noninterest-bearing deposits as a means to reduce its cost of funds. Noninterest-bearing deposits approximated $12.5 million at March 31, 2001 or about 26% of total deposits, an increase of approximately $1.2 million from December 31, 2000. Noninterest-bearing deposits fluctuate significantly from day to day, depending upon customer account activity.

Stockholders' equity approximated $4.1 million at March 31, 2001 or approximately 7.8% of total assets. Capital adequacy is discussed elsewhere in this narrative.

RESULTS OF OPERATIONS

Net income for the three months ended March 31, 2001 approximated $97,000, compared with net income of $3,000 in the three-month 2000 period.

Net income for the Bank in 2000 was $297,000. 1999 represented the Bank's first full calendar year of operations, with a net loss of $520,000, compared to a net loss of $370,000 in the 1998 period of about seven months.

During these most recent periods, the Bank's profitability has been the result of its loan and deposit portfolios reaching a sufficient size to generate an adequate margin to cover operating expenses and produce profits.

The principal source of operating revenues is interest income. Total interest income for the three months ended March 31, 2001 approximated $1.16 million, compared with $728,000 in the first three months of 2000. For the year ended December 31, 2000, total interest income approximated $3.8 million, compared with $1.7 million in 1999 and $281,000 in 1998.

Interest expense on deposits has also increased significantly during these periods, consistent with the growth in the interest-bearing deposits. Total interest expense approximated $410,000 for the three months ended March 31, 2001, compared with $220,000 for the first three months of 2000. For the year ended December 31, 2000, total interest expense approximated $1.2 million, compared with $601,000 in 1999 and $63,000 in 1998.

Net interest income approximated $746,000 for the three months ended March 31, 2001, compared with $509,000 for the 2000 corresponding period. Net interest income for the year ended December 31, 2000 approximated $2.3 million, significantly more than the $936,000 in 1999 and $185,000 in 1998.

Provisions for loan losses ($81,000 and $65,000 for the three months ended March 31, 2001 and 2000, respectively; $255,000 for the year ended December 31, 2000, $195,000 in 1999 and $33,000 in 1998) have been based primarily upon amounts necessary to increase the allowance for loan losses to the regulatorily-imposed ratio requirement of not less than 1% of total portfolio loans outstanding and management's analysis of other allowance requirements discussed previously.

Noninterest income has increased consistently during the Bank's period of existence. Total noninterest income approximated $32,000 for the three months ended March 31, 2001 ($19,000 in the corresponding period in 2000) and approximated $98,000 for the year ended December 31, 2000, $47,000 in 1999 and $2,000 in 1998.

Noninterest expenses have increased significantly during the period of the Bank's existence. Total noninterest expense approximated $544,000 for the three months ended March 31, 2001, compared with $459,000 for the corresponding 2000 period. For the year ended December 31, 2000, total noninterest expense approximated $1.9 million, compared with $1.6 million in 1999 and $747,000 in the 1998 period.

The principal component of noninterest expense is salaries and employee benefits which has increased during these periods based upon the increased staffing required to serve customers and to facilitate growth.

LIQUIDITY AND CAPITAL RESOURCES

The principal funding source for asset growth and loan origination activities is deposits. Growth in deposits and loans was previously discussed in this narrative. As stated previously, most of the deposit growth has been deployed into commercial loans, consistent with the Bank's emphasis on commercial lending activities.

Cash and cash equivalents approximated $6 million at March 31, 2001, compared with $8.6 million at December 31, 2000 and $7.3 million at December 31, 1999. As liquidity levels vary continuously based upon customer activities, amounts of cash and cash equivalents can vary widely at any given point in time. Management believes the Bank's liquidity position at March 31, 2001 is adequate to fund loan demand and to meet depositor needs.

In addition to cash and cash equivalents, a source of long-term liquidity is the Bank's portfolio of marketable investment securities. Liquidity requirements have not historically necessitated the sale of investments in order to meet liquidity needs. It also has not engaged in active trading of its investments and has no intention of doing so in the foreseeable future. At March 31, 2001 and December 31, 2000, the Bank had approximately $132,000 and $151,000, respectively, of investment securities classified as available for sale which can be utilized to meet various liquidity needs as they arise.

All banks are subject to a complex series of capital ratio requirements which are imposed by state and federal banking agencies. In the case of Camelback Community Bank, as a young bank, it is subject to a more restrictive requirement than is applicable to most banks inasmuch as the Bank must maintain a capital-to-asset ratio of not less than 8% for its first three years of operation.

IMPACT OF NEW ACCOUNTING STANDARDS

A new accounting standard which required the write-off of previously capitalized start-up and preopening costs was implemented effective January 1, 1999.

FASB Statement No. 133, "Accounting For Derivative Instruments and Hedging Activities", requires all derivatives to be recognized in financial statements and to be measured at fair value. Gains and losses resulting from changes in fair value are included in income, or in comprehensive income, depending on whether the instrument qualifies for hedge accounting and the type of hedging instrument involved. This new standard became effective in 2001 and, because the Bank has typically not entered into derivative contracts either to hedge existing risks or for speculative purposes, had no effect on its financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Bank's financial statements.

                            CAMELBACK COMMUNITY BANK

                                     ------

                    INTERIM FINANCIAL STATEMENTS (UNAUDITED)

                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

BALANCE SHEETS

CAMELBACK COMMUNITY BANK

                                                              March 31       December 31
                                                                2001            2000
                                                            ------------    ------------
                                                            (unaudited)
ASSETS
Cash and due from banks                                     $  3,440,936    $  6,177,544
Interest-bearing deposits with banks                             100,000         100,000
Federal funds sold                                             2,452,000       2,300,000
                                                            ------------    ------------
     Cash and cash equivalents                                 5,992,936       8,577,544
Investment securities available for sale, carried at
  market value                                                   132,168         151,239
Loans held for resale                                          3,531,717       2,409,870
Portfolio loans:
  Commercial                                                  40,117,179      35,537,530
  Real estate mortgage                                         2,036,331       1,845,804
  Installment                                                    358,230         439,007
                                                            ------------    ------------
     Total portfolio loans                                    42,511,740      37,822,341
  Less allowance for loan losses                                (564,000)       (483,000)
                                                            ------------    ------------
     Net portfolio loans                                      41,947,740      37,339,341
Premises and equipment                                           261,529         285,738
Accrued interest income                                          224,557         239,044
Other assets                                                     386,516         361,249
                                                            ------------    ------------

     TOTAL ASSETS                                           $ 52,477,163    $ 49,364,025
                                                            ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest-bearing                                       $ 12,495,845    $ 11,321,677
  Interest-bearing                                            35,729,068      33,988,758
                                                            ------------    ------------
     Total deposits                                           48,224,913      45,310,435
Accrued interest on deposits and other liabilities               142,251          92,722
                                                            ------------    ------------
     Total liabilities                                        48,367,164      45,403,157

STOCKHOLDERS' EQUITY:
Common stock, $5 par value,
  300,000 shares authorized,
  issued and outstanding                                       1,500,000       1,500,000
Surplus                                                        3,105,000       3,055,000
Retained-earnings deficit                                       (496,822)       (594,132)
Market value adjustment (net of tax effect) for
  investment securities available for sale (accumulated
  other comprehensive income)                                      1,821
                                                            ------------    ------------
     Total stockholders' equity                                4,109,999       3,960,868
                                                            ------------    ------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 52,477,163    $ 49,364,025
                                                            ============    ============

See notes to interim financial statements.

STATEMENTS OF OPERATIONS (UNAUDITED)

CAMELBACK COMMUNITY BANK

                                                           Three Months Ended
                                                                March 31
                                                        -----------------------
                                                           2001         2000
                                                        ----------   ----------
Interest income:
  Portfolio loans (including fees)                      $1,063,772   $  656,434
  Loans held for resale                                     62,132        2,807
  Taxable investment securities                              2,634
  Interest-bearing deposits with banks                         862       31,743
  Federal funds sold                                        26,264       37,191
                                                        ----------   ----------
     Total interest income                               1,155,664      728,175

Interest expense:
  Demand deposits                                          159,236      106,415
  Savings deposits                                           1,568          304
  Time deposits                                            248,809      112,943
                                                        ----------   ----------
     Total interest expense                                409,613      219,662
                                                        ----------   ----------
     Net interest income                                   746,051      508,513
Provision for loan losses                                   81,000       65,000
                                                        ----------   ----------
  Net interest income after
     provision for loan losses                             665,051      443,513

Noninterest income:
  Service charges on deposit accounts                       28,746       13,882
  Other                                                      3,466        5,192
                                                        ----------   ----------
     Total noninterest income                               32,212       19,074

Noninterest expense:
  Salaries and employee benefits                           282,110      239,030
  Occupancy                                                 42,562       42,259
  Other                                                    219,281      177,336
                                                        ----------   ----------
     Total noninterest expense                             543,953      458,625
                                                        ----------   ----------
     Income before federal income taxes                    153,310        3,962
Federal income taxes                                        56,000        1,000
                                                        ----------   ----------
     NET INCOME                                         $   97,310   $    2,962
                                                        ==========   ==========

     NET INCOME PER SHARE                               $      .32   $      .01
                                                        ==========   ==========

See notes to interim financial statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

CAMELBACK COMMUNITY BANK

                                                                                                  Accumulated
                                                                                    Retained-        Other
                                                       Common                       Earnings     Comprehensive
                                                        Stock        Surplus        Deficit          Income        Total
                                                     -----------   -----------    -----------    -------------  -----------
THREE MONTHS ENDED MARCH 31, 2000
Balances at January 1, 2000                          $ 1,500,000   $ 2,700,000    $  (890,643)      $     -0-   $ 3,309,357

Net income for the period                                                               2,962                         2,962
                                                     -----------   -----------    -----------       --------    -----------
     BALANCES AT MARCH 31, 2000                      $ 1,500,000   $ 2,700,000    $  (887,681)      $     -0-   $ 3,312,319
                                                     ===========   ===========    ===========       ========    ===========

THREE MONTHS ENDED MARCH 31, 2001
Balances at January 1, 2001                          $ 1,500,000   $ 3,055,000    $  (594,132)      $     -0-   $ 3,960,868

Supplemental capital infusions from
  Sun Community Bancorp Limited                                         50,000                                       50,000

Components of comprehensive income:
  Net income for the period                                                            97,310                        97,310
  Market value adjustment for investment
   securities available for sale (net of tax
   effect)                                                                                             1,821          1,821
                                                                                                                -----------
     Comprehensive income for the period                                                                             99,131
                                                     -----------   -----------    -----------       --------    -----------

     BALANCES AT MARCH 31, 2001                      $ 1,500,000   $ 3,105,000    $  (496,822)      $  1,821    $ 4,109,999
                                                     ===========   ===========    ===========       ========    ===========

See notes to interim financial statements.

STATEMENTS OF CASH FLOWS (UNAUDITED)

CAMELBACK COMMUNITY BANK

                                                                           Three Months Ended
                                                                                March 31
                                                                       --------------------------
                                                                           2001           2000
                                                                       -----------    -----------
OPERATING ACTIVITIES
  Net income for the period                                            $    97,310    $     2,962
  Adjustments to reconcile net income to net
   cash used by operating activities:
    Provision for loan losses                                               81,000         65,000
    Depreciation of premises and equipment                                  25,846         20,499
    Deferred income taxes                                                   56,000          1,000
  Origination and purchases of loans held for resale                    (6,745,465)    (1,346,359)
  Proceeds from sales of loans held for resale                           5,623,618        914,359
  Increase in accrued interest income and other assets                     (67,675)       (30,899)
  Increase in accrued interest on deposits and other liabilities            49,528         18,101
                                                                       -----------    -----------
    NET CASH USED BY OPERATING ACTIVITIES                                 (879,838)      (355,337)

INVESTING ACTIVITIES
  Proceeds from maturities of investment securities available
   for sale                                                                 21,788
  Net increase in portfolio loans                                       (4,689,399)    (4,778,798)
  Purchases of premises and equipment                                       (1,637)       (11,436)
                                                                       -----------    -----------
    NET CASH USED BY INVESTING ACTIVITIES                               (4,669,248)    (4,790,234)

FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits, NOW accounts
   and savings accounts                                                 (1,369,092)     6,331,842
  Net increase in certificates of deposit                                4,283,570      1,840,304
  Payments on debt obligations                                                           (585,501)
  Supplemental capital infusions from majority stockholder                  50,000
                                                                       -----------    -----------
    NET CASH PROVIDED BY FINANCING ACTIVITIES                            2,964,478      7,586,645
                                                                       -----------    -----------
    INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (2,584,608)     2,441,074
  Cash and cash equivalents at beginning of period                       8,577,544      7,295,830
                                                                       -----------    -----------

    CASH AND CASH EQUIVALENTS AT END OF PERIOD                         $ 5,992,936    $ 9,736,904
                                                                       ===========    ===========

See notes to interim financial statements.

                NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

                            CAMELBACK COMMUNITY BANK


NOTE A--BASIS OF PRESENTATION

     The accompanying condensed financial statements of Camelback Community Bank have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

     The statements do, however, include all adjustments of a normal recurring nature which Camelback considers necessary for a fair presentation of the interim periods.

     The results of operations for the three-month period ended March 31, 2001 are not necessarily indicative of the results to be expected for the year ending December 31, 2001.

NOTE B--NEW ACCOUNTING STANDARDS

     FASB Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, requires all derivatives to be recognized in financial statements and to be measured at fair value. Gains and losses resulting from changes in fair value are included in income or in comprehensive income, depending on whether the instrument qualifies for hedge accounting and the type of hedging instrument involved. This new standard became effective in 2001 and, because Camelback Community Bank did not enter into derivative contracts either to hedge existing risks or for speculative purposes, it had no effect on its financial statements.

     A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to Camelback Community Bank's financial statements.

                            CAMELBACK COMMUNITY BANK

                              FINANCIAL STATEMENTS

                 PERIODS ENDED DECEMBER 31, 2000, 1999 AND 1998

REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Camelback Community Bank

We have audited the accompanying balance sheets of Camelback Community Bank as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 and the period from May 1, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camelback Community Bank as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 and the period from May 1, 1998 (date of inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

In accordance with a new accounting standard, as more fully described in Note A to the financial statements, the Bank changed its method of accounting for start-up and organization costs effective January 1, 1999.


/s/ BDO Seidman, LLP

Grand Rapids, Michigan
January 29, 2001

BALANCE SHEETS

CAMELBACK COMMUNITY BANK

                                                                 December 31
                                                         ----------------------------
                                                             2000            1999
                                                         ------------    ------------
ASSETS
Cash and due from banks                                  $  6,177,544    $    377,994
Interest-bearing deposits with banks                          100,000       2,617,836
Federal funds sold                                          2,300,000       4,300,000
                                                         ------------    ------------
    Cash and cash equivalents                               8,577,544       7,295,830
Loans held for resale                                       2,409,870
Investment securities available for sale--Note B              151,239
Portfolio loans--Note C:
  Commercial                                               35,537,530      21,773,510
  Real estate mortgage                                      1,845,804         758,111
  Installment                                                 439,007         199,487
                                                         ------------    ------------
    Total portfolio loans                                  37,822,341      22,731,108
  Less allowance for loan losses                             (483,000)       (228,000)
                                                         ------------    ------------
    Net portfolio loans                                    37,339,341      22,503,108
Premises and equipment--Note D                                285,738         350,385
Accrued interest income                                       239,044         163,059
Other assets                                                  361,249         526,641
                                                         ------------    ------------

    TOTAL ASSETS                                         $ 49,364,025    $ 30,839,023
                                                         ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest-bearing                                    $ 11,321,677    $  7,922,833
  Interest-bearing--Note G                                 33,988,758      18,964,813
                                                         ------------    ------------
    Total deposits                                         45,310,435      26,887,646
Debt obligations                                                              585,501
Accrued interest on deposits and other liabilities             92,722          56,519
                                                         ------------    ------------
    Total liabilities                                      45,403,157      27,529,666

STOCKHOLDERS' EQUITY--Note K:
Common stock, par value $5.00 per share,
 300,000 shares authorized,
 issued and outstanding                                     1,500,000       1,500,000
Surplus                                                     3,055,000       2,700,000
Retained-earnings deficit                                    (594,132)       (890,643)
                                                         ------------    ------------
    Total stockholders' equity                              3,960,868       3,309,357
                                                         ------------    ------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 49,364,025    $ 30,839,023
                                                         ============    ============

See notes to financial statements.

STATEMENTS OF OPERATIONS

CAMELBACK COMMUNITY BANK

                                                                  Year Ended December 31      Period Ended
                                                                --------------------------    December 31
                                                                    2000           1999           1998
                                                                -----------    -----------    -----------
Interest income:
  Portfolio loans (including fees)                              $ 3,261,412    $ 1,381,342    $   132,483
  Loans held for resale                                              86,771
  Taxable investment securities                                         972
  Federal funds sold                                                252,801        227,866        138,940
  Interest-bearing deposits with banks and other                    153,176        122,772          9,500
                                                                -----------    -----------    -----------
    Total interest income                                         3,755,132      1,733,980        280,923

Interest expense:
  Demand deposits                                                   558,456        396,973         34,628
  Savings deposits                                                    1,868            994            105
  Time deposits                                                     677,079        203,485         27,787
                                                                -----------    -----------    -----------
    Total interest expense                                        1,237,403        601,452         62,520
                                                                -----------    -----------    -----------
    Net interest income                                           2,517,729      1,130,528        218,403
Provision for loan losses--Note C                                   255,000        195,000         33,000
                                                                -----------    -----------    -----------
    Net interest income after provision for
      loan losses                                                 2,262,729        935,528        185,403

Noninterest income:
  Service charges on deposit accounts                                79,830         39,512          1,382
  Other                                                              18,340          7,972            238
                                                                -----------    -----------    -----------
    Total noninterest income                                         98,170         47,484          1,620

Noninterest expense:
  Salaries and employee benefits                                    963,938        769,262        297,648
  Occupancy                                                         168,431        165,662         72,075
  Equipment rent, depreciation and maintenance                      123,962        126,445         68,560
  Deposit insurance premiums                                          6,177          1,323             49
  Other                                                             630,880        506,832        308,964
                                                                -----------    -----------    -----------
    Total noninterest expense                                     1,893,388      1,569,524        747,296
                                                                -----------    -----------    -----------
    Income (loss) before federal income taxes
      and cumulative effect of
      change in accounting principle                                467,511       (586,512)      (560,273)
Federal income taxes (benefit)--Note E                              171,000       (199,000)      (190,000)
                                                                -----------    -----------    -----------
    Income (loss) before cumulative effect of
      change in accounting principle                                296,511       (387,512)      (370,273)
Cumulative effect of change in accounting principle--Note A                       (132,858)
                                                                -----------    -----------    -----------
    NET INCOME (LOSS)                                           $   296,511    $  (520,370)   $  (370,273)
                                                                ===========    ===========    ===========
    NET INCOME (LOSS) PER SHARE                                 $      0.99    $     (1.73)   $     (1.23)
                                                                ===========    ===========    ===========

See notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

CAMELBACK COMMUNITY BANK

                                                                                        Retained-
                                                        Common                          Earnings
                                                        Stock           Surplus          Deficit           Total
                                                     -----------      -----------      -----------      -----------
Balances at May 1, 1998, beginning of period         $        -0-     $        -0-     $        -0-     $        -0-

Issuance of 300,000 shares of common stock for
  cash consideration of $14.00 per share in
  conjunction with formation of Bank                   1,500,000        2,700,000                         4,200,000

Net loss for 1998                                                                         (370,273)        (370,273)
                                                     -----------      -----------      -----------      -----------
     BALANCES AT DECEMBER 31, 1998                     1,500,000        2,700,000         (370,273)       3,829,727

Net loss for 1999                                                                         (520,370)        (520,370)
                                                     -----------      -----------      -----------      -----------
     BALANCES AT DECEMBER 31, 1999                     1,500,000        2,700,000         (890,643)       3,309,357

Supplemental capital infusions from Sun
  Community Bancorp Limited                                               355,000                           355,000

Net income for 2000                                                                        296,511          296,511
                                                     -----------      -----------      -----------      -----------

     BALANCES AT DECEMBER 31, 2000                   $ 1,500,000      $ 3,055,000      $  (594,132)     $ 3,960,868
                                                     ===========      ===========      ===========      ===========

See notes to financial statements.

STATEMENTS OF CASH FLOWS

CAMELBACK COMMUNITY BANK

                                                                 Year Ended December 31       Period Ended
                                                              ----------------------------     December 31
                                                                  2000            1999            1998
                                                              ------------    ------------    ------------
OPERATING ACTIVITIES
  Net income (loss) for the period                            $    296,511    $   (520,370)   $   (370,273)
  Adjustments to reconcile net income (loss) to net
   cash used by operating activities:
    Provision for loan losses                                      255,000         195,000          33,000
    Depreciation of premises and equipment                          95,767          96,169          43,862
    Deferred income taxes                                          171,000        (289,000)       (190,000)
    Cumulative effect of change in accounting principle                            132,858
  Origination and purchases of loans held for resale           (16,243,563)
  Proceeds from sales of loans held for resale                  13,833,693
  Increase in accrued interest income and other assets             (81,593)        (21,596)       (331,962)
  Increase in accrued interest on deposits and other
   liabilities                                                      36,203          44,678          21,841
                                                              ------------    ------------    ------------
    NET CASH USED BY OPERATING ACTIVITIES                       (1,636,982)       (362,261)       (793,532)

INVESTING ACTIVITIES
  Purchases of investment securities available for sale           (151,239)
  Net increase in portfolio loans                              (15,091,233)    (19,484,653)     (3,246,455)
  Purchases of premises and equipment                              (31,120)        (49,827)       (440,589)
                                                              ------------    ------------    ------------
    NET CASH USED BY INVESTING ACTIVITIES                      (15,273,592)    (19,534,480)     (3,687,044)

FINANCING ACTIVITIES
  Short-term borrowings (repayment)                               (585,501)        585,501
  Net increase in demand deposits, NOW accounts
   and savings accounts                                         13,426,482      13,482,265       4,519,915
  Net increase in certificates of deposit                        4,996,307       7,078,834       1,806,632
  Net proceeds from issuance of common stock                                                     4,200,000
  Supplemental capital infusions from majority
   stockholder                                                     355,000
                                                              ------------    ------------    ------------
    NET CASH PROVIDED BY FINANCING ACTIVITIES                   18,192,288      21,146,600      10,526,547
                                                              ------------    ------------    ------------
    INCREASE IN CASH AND CASH EQUIVALENTS                        1,281,714       1,249,859       6,045,971
  Cash and cash equivalents at beginning of period               7,295,830       6,045,971              --
                                                              ------------    ------------    ------------

    CASH AND CASH EQUIVALENTS AT END OF PERIOD                $  8,577,544    $  7,295,830    $  6,045,971
                                                              ============    ============    ============

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

CAMELBACK COMMUNITY BANK

DECEMBER 31, 2000


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND BASIS OF PRESENTATION: Camelback Community Bank (the "Bank") is a full-service commercial bank located in Phoenix, Arizona. The Bank commenced operations in May 1998. The Bank is 55% owned by Sun Community Bancorp Limited, a bank development company headquartered in Phoenix, Arizona.

The Bank provides a full range of banking services to individuals, businesses and other customers located in its community. A variety of deposit products are offered, including checking, savings, money market, individual retirement accounts and certificates of deposit. The principal market for the Bank's financial services is the community in which it is located and the areas immediately surrounding that community.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash on hand, amounts due from banks (interest-bearing and noninterest-bearing) and federal funds sold. Generally, federal funds transactions are entered into for a one-day period.

LOANS HELD FOR RESALE: Loans held for resale represent residential real estate mortgage loans held for sale into the secondary market. Loans held for resale are stated at the aggregate lower of cost or market.

INVESTMENT SECURITIES: Investment securities available for sale are carried at market value with unrealized gains and losses (none at December 31, 2000 and 1999) reported as a separate component of stockholders' equity, net of tax effect (accumulated other comprehensive income). All other investment securities (none at December 31, 2000 and 1999) are classified as held for long-term investment and are carried at amortized cost, which approximates market value. Investments are classified as available for sale at the date of purchase based on management's analysis of liquidity and other factors. The adjusted cost of specific securities sold is used to compute realized gains or losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

NOTES TO FINANCIAL STATEMENTS

CAMELBACK COMMUNITY BANK

DECEMBER 31, 2000


NOTE A--SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

LOANS, CREDIT RISK AND ALLOWANCE FOR LOAN LOSSES: Portfolio loans are carried at their principal balance based on management's intent and ability to hold such loans for the foreseeable future until maturity or repayment.

Credit risk arises from making loans and loan commitments in the ordinary course of business. Consistent with the Bank's emphasis on business lending, there are concentrations of credit in loans secured by commercial real estate, equipment and other business assets. The maximum potential credit risk to the Bank, without regard to underlying collateral and guarantees, is the total of loans and loan commitments outstanding. Management reduces the Bank's exposure to losses from credit risk by requiring collateral and/or guarantees for loans granted and by monitoring concentrations of credit, in addition to recording provisions for loan losses and maintaining an allowance for loan losses.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated losses in the portfolio at the balance sheet date. Management's determination of the adequacy of the allowance is based on evaluation of the portfolio (including potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, volume, amount and composition of the loan portfolio, loan commitments outstanding and other factors. The allowance is increased by provisions charged to operations and reduced by net charge-offs.

INTEREST AND FEES ON LOANS: Interest income on loans is recognized based upon the principal balance of loans outstanding. Fees from origination of loans approximate related costs incurred.

The accrual of interest is generally discontinued when a loan becomes 90 days past due as to interest. When interest accruals are discontinued, interest previously accrued (but unpaid) is reversed. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in process of collection.

PREMISES AND EQUIPMENT: Premises and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method based upon estimated useful lives of the respective assets. Leasehold improvements are generally depreciated over the respective lease term.

NOTES TO FINANCIAL STATEMENTS

CAMELBACK COMMUNITY BANK

DECEMBER 31, 2000


NOTE A--SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

OTHER REAL ESTATE: Other real estate (included as a component of other assets; none at December 31, 2000 and 1999) comprises properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties held for sale are carried at the lower of cost or estimated fair value at the date acquired and are periodically reviewed for subsequent impairment.

TRUST ASSETS AND RELATED INCOME: Customer property, other than funds on deposit, held in a fiduciary or agency capacity by the Bank is not included in the balance sheet because it is not an asset of the Bank. Trust fee income is recorded on the accrual method.

FEDERAL INCOME TAXES: Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

NET INCOME (LOSS) PER SHARE: Net income (loss) per share is based on the weighted average number of common shares outstanding (300,000 shares).

COMPREHENSIVE INCOME: Comprehensive income is the sum of net income (loss) and certain other items which are charged or credited to stockholders' equity. For the periods presented, the Bank had no element of comprehensive income other than net income (loss).

COSTS OF START-UP ACTIVITIES: In 1998, the American Institute of CPAs issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities". It requires start-up costs and organizational costs to be charged to expense when incurred. The initial application of the statement requires a cumulative effect adjustment for those companies that had previously capitalized start-up and organization costs and became effective in 1999. In the circumstances of the Bank, this new accounting standard applies to previously capitalized preopening and other start-up costs which, net of amortization, approximated $223,000 at December 31, 1998 and were classified as a component of other assets. Implementation of this standard is reflected as a cumulative effect adjustment (net of income tax effect) of approximately $133,000 in 1999.

NOTES TO FINANCIAL STATEMENTS

CAMELBACK COMMUNITY BANK

DECEMBER 31, 2000


NOTE B--INVESTMENT SECURITIES

Investment securities available for sale consisted of United States government agency securities at December 31, 2000, with a maturity of less than five years, purchased near year end.

There were no gross unrealized or realized gains and losses from sales and maturities of investment securities available for sale during the periods presented.

NOTE C--LOANS

Transactions in the allowance for loan losses are summarized below:

                                         2000       1999       1998
                                       --------   --------   --------
     Balance at beginning of period $228,000 $ 33,000 $ -0-Provision charged to operations 255,000 195,000 33,000
     Loans charged off (deduction)           --         --         --
     Recoveries                              --         --         --
                                       --------   --------   --------

           Balance at December 31      $483,000   $228,000   $ 33,000
                                       ========   ========   ========

At December 31, 2000 and 1999, impaired loans (i.e., loans for which there is a reasonable probability that borrowers would be unable to repay all principal and interest due under the contractual terms of the loan documents) were not material.

NOTE D--PREMISES AND EQUIPMENT

Major classes of premises and  equipment  consisted of the following at December
31:

                                        2000         1999
                                     ---------    ---------
     Leasehold improvements          $  46,794    $  41,369
     Equipment and furniture           474,742      449,047
                                     ---------    ---------
                                       521,536      490,416
     Less accumulated depreciation    (235,798)    (140,031)
                                     ---------    ---------

                                     $ 285,738    $ 350,385
                                     =========    =========

The Bank rents office space under an operating lease. Rent expense under this lease agreement approximated $228,000 for the year ended December 31, 2000 ($154,000 in 1999 and $73,000 in 1998). Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000 aggregate $1,797,000 due as follows:
$231,000 each in the years 2001-2003, $236,000 in 2004, $242,000 in 2005 and
$626,000 thereafter.

NOTES TO FINANCIAL STATEMENTS

CAMELBACK COMMUNITY BANK

DECEMBER 31, 2000


NOTE E--INCOME TAXES

Federal income taxes (benefit) consist of the following components:

                            2000         1999         1998
                         ---------    ---------    ---------
     Current             $  (6,000)   $      --    $      --
     Deferred              177,000     (289,000)    (190,000)
                         ---------    ---------    ---------

                         $ 171,000    $(289,000)   $(190,000)
                         =========    =========    =========

The federal income tax benefit in 1999 shown above included $90,000 relating to the cumulative effect of the change in accounting principle.

Net deferred income tax assets consisted of the following at December 31:

                                                2000         1999
                                             ---------    ---------
     Net operating loss carryforward         $ 261,000    $ 401,000
     Allowance for loan losses                  69,000       78,000
     Other, net                                (28,000)          --
                                             ---------    ---------

                                             $ 302,000    $ 479,000
                                             =========    =========

No federal income taxes were paid during 2000, 1999 or 1998. As of December 31, 2000, the Bank has a net operating loss carryforward for federal income tax purposes of approximately $768,000, which expires at varying dates through 2019.

NOTE F--RELATED PARTIES TRANSACTIONS

In the ordinary course of business, the Bank makes loans to officers and directors of the Bank including their immediate families and companies in which they are principal owners. At December 31, 2000 and 1999, total loans to these persons approximated $514,000 and $541,000, respectively. During 2000, $181,000 of new loans were made to these persons and repayments totaled $208,000. Such loans are made at the Bank's normal credit terms.

NOTES TO FINANCIAL STATEMENTS

CAMELBACK COMMUNITY BANK

DECEMBER 31, 2000


NOTE F--RELATED PARTIES TRANSACTIONS--CONTINUED

Such officers and directors of the Bank (and their associates, family and/or affiliates) are also depositors of the Bank. Such deposits are similarly made at the Bank's normal terms as to interest rate, term and deposit insurance.

The Bank purchases certain data processing and management services from Sun Community Bancorp Limited. Amounts paid for such services aggregated $309,636, $221,223 and $119,920 for the periods ended December 31, 2000, 1999 and 1998, respectively.

NOTE G--DEPOSITS

The aggregate amount of time deposits of $100,000 or more approximated $10,663,000 and $6,676,000 as of December 31, 2000 and 1999, respectively.

Scheduled maturities of time deposits of $100,000 or more at December 31, 2000 were as follows:

     2001                $ 9,663,000
     2002                  1,000,000
                         -----------

                         $10,663,000
                         ===========

Interest paid approximates amounts charged to operations on an accrual basis for the periods presented.

NOTE H--EMPLOYEE RETIREMENT PLAN

Subject to eligibility requirements, the Bank's employees participate in a multi-employer employee 401(k) retirement plan. Amounts charged to expense by the Bank for this plan approximated $22,000 and $11,000 in 2000 and 1999, respectively (none in 1998).

NOTES TO FINANCIAL STATEMENTS

CAMELBACK COMMUNITY BANK

DECEMBER 31, 2000


NOTE I--ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying values and estimated fair values of financial instruments at December 31 were as follows (in thousands):

                                                        2000                      1999
                                                ---------------------     ---------------------
                                                            Estimated                 Estimated
                                                Carrying      Fair        Carrying      Fair
                                                  Value       Value         Value       Value
                                                --------    ---------     --------    ---------
Financial Assets:
   Cash and cash equivalents                    $  8,578    $  8,578      $  7,296    $  7,296
   Loans held for resale                           2,410       2,410
   Investment securities available for sale          151         151
   Portfolio loans:
     Fixed rate                                   19,113      19,380         9,586       9,580
     Variable rate                                18,709      18,624        13,145      13,184
                                                --------    --------      --------    --------
       Total portfolio loans                      37,822      38,004        22,731      22,764
     Less allowance for loan losses                 (483)       (483)         (228)       (228)
                                                --------    --------      --------    --------
       Net portfolio loans                        37,339      37,521        22,503      22,536

Financial Liabilities:
   Deposits:
     Noninterest-bearing deposits                 11,321      11,321         7,923       7,923
     Interest-bearing deposits:
       Demand accounts                            20,107      20,100        10,079      10,074
       Time certificates of deposit less
         than $100,000                             3,219       3,226         2,209       2,204
       Time certificates of deposit
         $100,000 or more                         10,663      10,698         6,676       6,663
                                                --------    --------      --------    --------
           Total interest-bearing deposits        33,989      34,024        18,965      18,941
                                                --------    --------      --------    --------
           Total deposits                         45,310      45,345        26,888      26,864

Estimated fair values of financial assets and liabilities are based upon a comparison of current interest rates on financial instruments and the timing of related scheduled cash flows to the estimated present value of such cash flows using current estimated market rates of interest unless quoted market values or other fair value information is more readily available. Such estimates of fair value are not intended to represent market value or portfolio liquidation value, and only represent an estimate of fair values based on current financial reporting requirements.

NOTES TO FINANCIAL STATEMENTS

CAMELBACK COMMUNITY BANK

DECEMBER 31, 2000


NOTE J--COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various loan commitments are made to accommodate the financial needs of Bank customers. Such loan commitments include stand-by letters of credit, lines of credit, and various commitments for other commercial, consumer and mortgage loans. Stand-by letters of credit, when issued, commit the Bank to make payments on behalf of customers when certain specified future events occur and are used infrequently (none outstanding at December 31, 2000; $156,000 at December 31, 1999). Other loan commitments outstanding consist of unused lines of credit and approved, but unfunded, specific loan commitments ($12,941,000 and $10,332,000 at December 31, 2000 and 1999, respectively).

These loan commitments (stand-by letters of credit and unfunded loans) generally expire within one year and are reviewed periodically for continuance or renewal. All loan commitments have credit risk essentially the same as that involved in routinely making loans to customers and are made subject to the Bank's normal credit policies. In making these loan commitments, collateral and/or personal guarantees of the borrowers are generally obtained based on management's credit assessment. Such loan commitments are also included in management's evaluation of the adequacy of the allowance for loan losses.

Deposits at the Bank are insured up to the maximum amount covered by FDIC insurance.

NOTE K--CAPITAL REQUIREMENTS

The Bank is subject to certain capital requirements. Federal financial institution regulatory agencies have established certain risk-based capital guidelines for banks. Those guidelines require all banks to maintain certain minimum ratios and related amounts based on 'Tier I' and 'Tier II' capital and 'risk-weighted assets' as defined and periodically prescribed by the respective regulatory agencies. Failure to meet these capital requirements can result in severe regulatory enforcement action or other adverse consequences for a depository institution, and, accordingly, could have a material impact on the Bank's financial statements.

Under the regulatory capital adequacy guidelines and related framework for prompt corrective action, the specific capital requirements involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulatory agencies about components, risk weighting and other factors.

NOTES TO FINANCIAL STATEMENTS

CAMELBACK COMMUNITY BANK

DECEMBER 31, 2000


NOTE K--CAPITAL REQUIREMENTS--CONTINUED

As of December 31, 2000, the most recent notification received by the Bank from regulatory agencies has advised that the Bank is classified as "well-capitalized" as that term is defined by the applicable agencies. There are no conditions or events since those notifications that management believes would change the regulatory classification of the Bank.

Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

The Bank's various amounts of regulatory capital and related ratios as of December 31, 2000 and 1999 are summarized below (amounts in thousands):

                                                         2000        1999
                                                        ------      ------
Tier 1 capital to total assets:
  Actual amount                                         $3,646      $2,817
    Ratio                                                 8.14%      9.46%
  Minimum required amount (8%)                       >= $3,582   >= $2,382

Tier 1 capital to risk-weighted assets:
  Actual amount                                         $3,646      $2,817
    Ratio                                                 9.00%      11.04%
  Minimum required amount (4%)                       >= $1,620   >= $1,021

Combined Tier 1 and Tier 2 capital
 to risk-weighted assets:
  Actual amount                                         $4,129      $3,045
    Ratio                                                10.19%      11.93%
  Minimum required amount (8%)                       >= $3,241   >= $2,041
  Amount required to meet
   "Well-Capitalized" category (10%)                    $4,051      $2,552

As a condition of charter approval, the Bank is required to maintain a ratio of Tier 1 capital to total assets of not less than 8% and an allowance for loan losses of not less than 1% of portfolio loans for the first three years of operations.

                                     ANNEX E

                    FINANCIAL AND OTHER INFORMATION REGARDING
                          SUN COMMUNITY BANCORP LIMITED

The following items accompany this Proxy Statement/Prospectus as mailed to the shareholders of Camelback Community Bank:

     -    Report on Form 10-Q for period ended March 31, 2001

     -    Annual report to shareholders for year ended December 31, 2000

     -    Annual report on Form 10-K for year ended December 31, 2000

     - Proxy statement for Sun's Annual Meeting of Shareholders held on May 25, 2001

                                     ANNEX F

                      EXCERPTS OF ARIZONA REVISED STATUTES
                       (SECTIONS 10-1301 THROUGH 10-1331)
                          REGARDING DISSENTERS' RIGHTS

10-1301. DEFINITIONS

In this article, unless the context otherwise requires:

1. "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

2. "Corporation" means the issuer of the shares held by a dissenter before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

3. "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 10-1302 and who exercises that right when and in the manner required by article 2 of this chapter.

4. "Fair value" with respect to a dissenter's shares means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion is inequitable.

5. "Interest" means interest from the effective date of the corporate action until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under the circumstances.

6. "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

7. "Shareholder" means the record shareholder or the beneficial shareholder.

10-1302. RIGHT TO DISSENT

A. A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

1. Consummation of a plan of merger to which the corporation is a party if either:

(a) Shareholder approval is required for the merger by section 10-1103 or the articles of incorporation and if the shareholder is entitled to vote on the merger.

(b) The corporation is a subsidiary that is merged with its parent under section 10-1104.

2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

3. Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to a court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

4. An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it either:

(a) Alters or abolishes a preferential right of the shares.

(b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

(c) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities.

(d) Excludes or limits the right of the shares to vote on any matter or to cumulate votes other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 10-604.

5. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, the bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

B. A shareholder entitled to dissent and obtain payment for his shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

C. This section does not apply to the holders of shares of any class or series if the shares of the class or series are redeemable securities issued by a registered investment company as defined pursuant to the investment company act of 1940 (15 United States Code section 80a-1 through 80a-64).

D. Unless the articles of incorporation of the corporation provide otherwise, this section does not apply to the holders of shares of a class or series if the shares of the class or series were registered on a national securities exchange, were listed on the national market systems of the national association of securities dealers automated quotation system or were held of record by at least two thousand shareholders on the date fixed to determine the shareholders entitled to vote on the proposed corporate action.

10-1303. DISSENT BY NOMINEES AND BENEFICIAL OWNERS

A. A record shareholder may assert dissenters' rights as to fewer than all of the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the record shareholder dissents and the record shareholder's other shares were registered in the names of different shareholders.

B. A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if both:

1. The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights.

2. The beneficial shareholder does so with respect to all shares of which the beneficial shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

10-1320. NOTICE OF DISSENTERS' RIGHTS

A. If proposed corporate action creating dissenters' rights under section 10-1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article.

B. If corporate action creating dissenters' rights under section 10-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and shall send them the dissenters' notice described in section 10-1322.

10-1321. NOTICE OF INTENT TO DEMAND PAYMENT

A. If proposed corporate action creating dissenters' rights under section 10-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights shall both:

1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated.

2. Not vote the shares in favor of the proposed action.

B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for the shares under this article.

10-1322. DISSENTERS' NOTICE

A. If proposed corporate action creating dissenters' rights under section 10-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 10-1321.

B. The dissenters' notice shall be sent no later than ten days after the corporate action is taken and shall:

1. State where the payment demand must be sent and where and when certificates for certificated shares shall be deposited.

2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received.

3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date.

4. Set a date by which the corporation must receive the payment demand, which date shall be at least thirty but not more than sixty days after the date the notice provided by subsection A of this section is delivered.

5. Be accompanied by a copy of this article.

10-1323. DUTY TO DEMAND PAYMENT

A. A shareholder sent a dissenters' notice described in section 10-1322 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to section 10-1322, subsection B, paragraph 3 and deposit the shareholder's certificates in accordance with the terms of the notice.

B. A shareholder who demands payment and deposits the shareholder's certificates under subsection A of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

C. A shareholder who does not demand payment or does not deposit the shareholder's certificates if required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this article.

10-1324. SHARE RESTRICTIONS

A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under section 10-1326.

B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

10-1325. PAYMENT

A. Except as provided in section 10-1327, as soon as the proposed corporate action is taken, or if such action is taken without a shareholder vote, on receipt of a payment demand, the corporation shall pay each dissenter who complied with section 10-1323 the amount the corporation estimates to be the fair value of the dissenter's shares plus accrued interest.

B. The payment shall be accompanied by all of the following:

1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any.

2. A statement of the corporation's estimate of the fair value of the shares.

3. An explanation of how the interest was calculated.

4. A statement of the dissenter's right to demand payment under section 10-1328.

5. A copy of this article.

10-1326. FAILURE TO TAKE ACTION

A. If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

B. If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under section 10-1322 and shall repeat the payment demand procedure.

10-1327. AFTER-ACQUIRED SHARES

A. A corporation may elect to withhold payment required by section 10-1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenters' right to demand payment under section 10-1328.

10-1328. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

A. A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due and either demand payment of the dissenter's estimate, less any payment under section 10-1325, or reject the corporation's offer under section 10-1327 and demand payment of the fair value of the dissenter's shares and interest due, if either:

1. The dissenter believes that the amount paid under section 10-1325 or offered under section 10-1327 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated.

2. The corporation fails to make payment under section 10-1325 within sixty days after the date set for demanding payment.

3. The corporation, having failed to take the proposed action, does not return the deposited certificates or does not release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

B. A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

10-1330. COURT ACTION

A. If a demand for payment under section 10-1328 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

B. The corporation shall commence the proceeding in the court in the county where a corporation's principal office or, if none in this state, its known place of business is located. If the corporation is a foreign corporation without a known place of business in this state, it shall commence the proceeding in the county in this state where the known place of business of the domestic corporation was located.

C. The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by certified mail or by publication as provided by law or by the Arizona rules of civil procedure.

D. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. There is no right to trial by jury in any proceeding brought under this section. The court may appoint a master to have the powers and authorities as are conferred on masters by law, by the Arizona rules of civil procedure or by the order of appointment. The master's report is subject to exceptions to be heard before the court, both on the law and the facts. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

E. Each dissenter made a party to the proceeding is entitled to judgment either:

1. For the amount, if any, by which the court finds the fair value of his shares plus interest exceeds the amount paid by the corporation.

2. For the fair value plus accrued interest of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 10-1327.

10-1331. COURT COSTS AND ATTORNEY FEES

A. The court in an appraisal proceeding commenced under section 10-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of any master appointed by the court. The court shall assess the costs against the corporation, except that the court shall assess costs against all or some of the dissenters to the extent the court finds that the fair value does not materially exceed the amount offered by the corporation pursuant to sections 10-1325 and 10-1327 or that the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under section 10-1328.

B. The court may also assess the fees and expenses of attorneys and experts for the respective parties in amounts the court finds equitable either:

1. Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of article 2 of this chapter.

2. Against the dissenter and in favor of the corporation if the court finds that the fair value does not materially exceed the amount offered by the corporation pursuant to sections 10-1325 and 10-1327.

3. Against either the corporation or a dissenter in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

C. If the court finds that the services of an attorney for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                     PART II

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 10-850 - 10-858 of the Arizona Revised Statutes ("A.R.S."), grant the Registrant broad powers to indemnify any person in connection with legal proceedings brought against him by reason of his present or past status as an officer or director of the Registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The A.R.S. also gives the Registrant powers to indemnify any such person against reasonable expenses in connection with any action by or in the right of the Registrant, provided the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, except that no indemnification may be made if such person is adjudged to be liable to the Registrant, or in connection with any proceeding charging improper personal benefit to the director whether or not involving action in the director's official capacity, in which the director was held liable on the basis that the personal benefit was improperly received by the director. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the Registrant is required by the A.R.S. to indemnify him against expenses, including attorneys' fees, that are actually and reasonably incurred by him in connection therewith.

     The Registrant's Articles of Incorporation contain provisions entitling directors and executive officers of the Registrant to indemnification against certain liabilities and expenses to the full extent permitted by Arizona law.

     Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits.

          Reference is made to the Exhibit Index at Page II-7 of the Registration Statement.

     (b) Financial Statement Schedules included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 are incorporated herein by reference.

          All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto that are incorporated herein by reference.

ITEM 22. UNDERTAKINGS.

     (A)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or) the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs
                    (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
          Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C)  The undersigned Registrant hereby undertakes:

          (1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (D) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (E)  The undersigned Registrant hereby undertakes:

          (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona on June 12, 2001.

                                        SUN COMMUNITY BANCORP LIMITED


                                        By: /s/ JOSEPH D. REID
                                            ------------------------------------
                                            JOSEPH D. REID
                                            Chairman of the Board and
                                            Chief Executive Officer

                                POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on June 12, 2001.

Signature                                            Title
---------                                            -----

/s/ JOSEPH D. REID                      Chairman of the Board and
--------------------------------        Chief Executive Officer,
JOSEPH D. REID                          Director (Principal Executive
                                        Officer)


/s/ LEE W. HENDRICKSON                  Executive Vice President and
--------------------------------        Chief Financial Officer (Principal
LEE W. HENDRICKSON                      Financial and Accounting Officer)



/s/ JOHN S. LEWIS*                      Vice Chairman, Director
--------------------------------
JOHN S. LEWIS


                                        Secretary, Director
--------------------------------
RICHARD N. FLYNN


/s/ MICHAEL L. KASTEN*                  Director
--------------------------------
MICHAEL L. KASTEN


                                        Director
--------------------------------
MICHAEL J. DEVINE


/s/ MICHAEL F. HANNLEY*                 Director
--------------------------------
MICHAEL F. HANNLEY

                                        Director
--------------------------------
RICHARD F. IMWALLE


/s/ HUMBERTO S. LOPEZ*                  Director
--------------------------------
HUMBERTO S. LOPEZ


/s/ LYLE MILLER*                        Director
--------------------------------
LYLE MILLER


/s/ KATHRYN L. MUNRO*                   Director
--------------------------------
KATHRYN L. MUNRO


/s/ RONALD K. SABLE*                    Director
--------------------------------
RONALD K. SABLE


*By: /s/ Joseph D. Reid
     ---------------------------
     Joseph D. Reid
     Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT NO.               DESCRIPTION
-----------               -----------

    2.1             Plan of Share Exchange (included in the Proxy
                    Statement/Prospectus as Annex A).

    5 Opinion of Snell & Wilmer, L.L.P. as to the validity of the shares.

    8 Tax Opinion of Snell & Wilmer, L.L.P. (included in the Proxy Statement/Prospectus as Annex C).

    23.1a           Consent of BDO Seidman, LLP.

    23.1b           Consent of BDO Seidman, LLP.

    23.2            Consent of Snell & Wilmer, L.L.P. (included in Exhibit 5).

    23.3            Consent of Snell & Wilmer, L.L.P. (included in Exhibit 8).

    23.4            Consent of JMP Financial, Inc. (financial advisor).

    24 Power of Attorney (included on the signature page of the Registration Statement).*

    99 Form of proxy for the Special Meeting of Shareholders of Camelback Community Bank.

* Incorporated by reference from Registration Statement on Form S-4 filed May 25, 2001 (File No. 333-61702).


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